Form 20-F
period 2002-09-30
FIRELIGHT CORP
filed 2003-04-02
CIK 1164758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

___   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

      SECURITIES EXCHANGE ACT OF 1934

OR

XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

     ACT OF 1934 For the fiscal year ended September 30, 2002

OR

___  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

     EXCHANGE ACT OF 1934

     For the transition period from __________ to _______________

Commission file number  _0-31222______

Firelight Corporation

(Exact name of Registrant as specified in its charter)

Alberta, CANADA

(Jurisdiction of incorporation or organization)

#215 12904-50 Street, Edmonton, Alberta CANADA T5A 4L2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class              Name of each exchange on which registered

N/A                                                N/A

Common Stock, No Par Value

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:      12,823,255

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. _X_ Yes   ___  No

Indicate by check mark which financial statement item the registrant has elected to follow.

X Item 17    ___ Item 18

Index to Exhibits on Page 57

SEE ACCOMPANYING NOTES

FIRELIGHT CORPORATION

Form 20-F Annual Report

Table of Contents

                                                            Part I                                                                       Page

Part II

Item 13.	Default, Dividend Arrearages and Delinquencies. . . . .	56
Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds. . .	56
Item 15.	Reserved	56
Item 16.	Reserved	56

Part III

Item 17.	Financial Statements. . . . . . . . . . . . . . . . . .	56
Item 18.	Financial Statements. . . . . . . . . . . . . . . . . .	57
Item 19.	Exhibits. . . . . . . . . . . . . . . . . . . . . . . .	57

Part I

Item 1.  Identity of Officers and Directors

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002, Fiscal 2001 and Fiscal 2000 ended September 30th was derived from the financial statements of the Company which have been audited by White Kennedy, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.  The selected financial data set forth for Fiscal 1999 and Fiscal 1998 ended September 30th are derived from the Company's audited financial statements, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00	Year Ended 9/30/99	Year Ended 9/30/98
Revenue	$1,031	$455.5	$78.4	$10.2	$224
Operating Income (Loss)	($348)	($553)	($785)	($330)	($203)
Net Income (Loss)	($348)	($778)	($785)	($330)	($203)
Earnings (Loss) per Share	($0.03)	($0.07)	($0.09)	($0.03)	($0.03)
Net Income (Loss) U.S. GAAP	($269)	($938)	($866)	($330)	($203)
EPS - U.S. GAAP (1)	($0.03)	($0.13)	($0.15)	($0.06)	($0.05)

Dividends per Share	0	0	0	0	0
WtgAvg#Shares	12,234	10,962	9,216	8,592	7,957
WtgAvg#Shares(U.S. GAAP) (1)	8,667	7,395,471	5,649,970	5,025,887	4,390,804
Working Capital	($446)	($698)	($285)	($182)	($94)
Capital Assets	$6	$6	$3	$4	$5
Long Term Debt	0	0	$7	$23	$34
Shareholders’ Equity	($236)	($302)	$27	$205	$491
Shareholders’ Equity U.S. GAAP	($366)	($518)	($281)	$156	$487
Total Assets	$674	$746	$617	$556	$708
Total Assets U.S. GAAP	$545	$501	$536	$556	$708

(1)

Under Canadian GAAP, management incentive shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted average number of shares outstanding until such shares are released for trading.  The 3,566,666 common shares escrowed as of 9/30/02 have been excluded for reporting loss per share for U.S. GAAP purposes.

(2)

The accumulated deficit per US GAAP since inception as of September 30, 2002 totals ($3,536,859).

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended March 30th, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 9/30/2002	$1.57	$1.61	$1.51	$1.59
Fiscal Year Ended 9/30/2001	1.54	1.58	1.49	1.58
Fiscal Year Ended 9/30/2000	1.47	1.51	1.44	1.51
Fiscal Year Ended 9/30/1999	1.50	1.56	1.45	1.47
Fiscal Year Ended 9/30/1998	1.47	1.58	1.41	1.53

Three Months Ended 9/30/2002	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/2002	1.54	1.60	1.51	1.52
Three Months Ended 3/30/2002	1.60	1.61	1.58	1.60
Three Months Ended 12/31/2001	1.58	1.60	1.56	1.59
Three Months Ended 9/30/2001	1.55	1.58	1.51	1.58
Three Months Ended 6/30/2001	1.54	1.58	1.51	1.52
Three Months Ended 3/31/2001	1.53	1.58	1.49	1.58

November 2002	$1.57	$1.59	$1.55	$1.57
October 2002	1.57	1.59	1.56	1.57
September 2002	1.58	1.59	1.55	1.59
August 2002	1.57	1.60	1.55	1.56
July 2002	1.55	1.59	1.51	1.58
June 2002	1.53	1.55	1.51	1.52

The exchange rate was $1.57 as of November 30, 2002.

Statement of Capitalization and Indebtedness

Not Applicable

Risk Factors

The Company Has a History of Operating Losses and a Working Capital Deficiency Which has a Negative Effect on Funding Operations and May Lead to a Reduction of the Company’s Operations:

The Company has incurred operating losses for the past few years and had a working capital deficiency of ($446,117) as of the conclusion of its last fiscal year (September 30, 2002).  The lack of working capital could have a negative effect upon the Company’s ability to fund its operations, including the production and distribution of existing as well as new video products. In order to fulfill its business plan, the Company will require additional capital raised either through the issuance of equity capital or debt instruments. It is not readily predictable whether financing efforts will be successful or whether the Company will attain profitable levels of operations. If the Company is unable to raise additional capital, it could require the curtailment or suspension of some or all of the Company’s operations.

The Company’s Auditors Have Expressed a “Going Concern” Opinion; Company has Historically had a Working Capital Deficit and Additional Financing and Access to Capital is Necessary for the Company to Continue Operations:

The Company’s independent auditors White Kennedy have expressed a “going concern” opinion due to the Company’s working capital deficiency and substantial losses from operations. The Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. In order to fulfill its business plan, the Company will require additional capital raised either through the issuance of equity capital or debt instruments. It is not readily predictable whether financing efforts will be successful or whether the Company will attain profitable levels of operations. Additional financing might not be available on terms and conditions acceptable to the Company, if available at all. The sale of additional equity or convertible debt securities will result in dilution to the holders of its shares and may have a negative impact on the market price of its shares.

The Company is Almost Exclusively Dependent on the Efforts of its Officers Brad Hope and Roy McDonald and has No Additional Depth of Management and Their Unavailability to the Company would Cause Substantial Harm:

The Company’s success is dependent, to a large degree, upon the efforts of its executive officers, Brad Hope and Roy McDonald.  The loss or unavailability of Mr. Hope and/or Mr. McDonald could have an adverse effect on the Company.  At the present time the Company does not maintain key man life insurance policies for these individuals.  Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions.  In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently no employment agreements in place.

There Can Be No Guarantee that the Company Will Experience Significant Growth Because it has Been in Operation Since 1991 and to Date has Achieved Minimal Results:

The Company has nine years of operating history with minimal results upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties. These uncertainties include such critical factors as historically minimal profits and uncertainty as to actual demand for its products. There can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets.  Future operating results will depend upon many factors, including the demand for the Company’s golf videos, the level of product and price competition, the Company's success in attracting and retaining motivated and qualified personnel.

The Company Operates Within a Highly Competitive Industry; If the Company is Unable to Provide Services or Products which Meet or Exceed those Offered by its Competitors, It Could Be Forced to Curtail or Cease Operations:

The golf and barbeque segments of the leisure industry in which the Company operates includes large corporations, many with significantly greater financial, marketing and managerial resources than the Company.  Accordingly, the Company will be required to demonstrate an ability to provide services and products which will meet or exceed those provided by these competitors.

The Company has a Lack of Operating History in Golf Products and Therefore Is Likely to Require a Development Phase In Order to Introduce Its Products to Market:

The Company only recently entered the golf product industry and has a limited operating history in the production, distribution and sale of golf related products. The Company considers the golf industry to be its main area of operating focus yet has not yet demonstrated sustained profitability. The likelihood of the Company maintaining profitable operations in the near term must be considered in light of the problems, delays and expenses frequently encountered by companies in a development phase. These include the time and capital required to develop and produce initial products; marketing requirements and costs; and ability to manage growth. If the Company is unable to successfully compete in the golf industry it would have a negative effect on the Company’s overall financial position.

The Company’s Product License Agreements Require Annual Minimum Sales Performance Goals and Significant Royalty Payments Which May Exceed Anticipated Sales Revenues and Require the Company to Raise Additional Capital in Order to Meet these Payments:

The company has license agreements with Multivision Holdings to distribute and sell both the “Firelight II” and “Accu-master” golf strike indicator products. Under the agreements, the Company is required to pay annual royalties based upon minimum sales performance goals regardless of whether the Company was successful in selling the minimum number of Units. Under the “Firelight II” agreement, The Company is annually required to pay royalties based upon 25,000 units per year. Under the Accu-master agreement, the Company is required to pay annual royalties based upon 50,000 units per year. Unless the Company is successful in its marketing efforts and increases the its sales to a sufficient level to meet the required royalty payments, these agreements could have a negative effect on the Company’s financial performance.

Potential Problems May Be Encountered with Contract Pricing and the Company May Be Forced to Sell its Goods at a Loss:

Due to the nature of the products provided, there is an inherent risk of cost overruns brought about by factors which may be outside the Company’s control. It is possible that the cost of production of the Company’s products could rise to a level above that of the previously contracted sales prices. If the Company is unable to control its expenses and cost of goods sold, the Company could be forced to fulfill existing contracts and agreements at unprofitable rates.

The Company is Reliant upon Distributors for Sales and the Distributors May not Perform at Levels Which will Lead to Profitability for the Company:

Some of the Company’s marketing strategies involve the licensing of independent distributors for its golf and barbeque products.  The distributor’s sales, marketing and after sales service performance will to an extent be beyond the Company’s direct control.  Should distributors not perform as required under their license agreement, the Company’s revenues and growth could be negatively affected and its entry into new markets may be delayed.

Revenues are Dependent Upon an Effective Marketing Program; Without Successful Marketing, the Company is Unlikely to Succeed:

The Company’s success will, to a large part, be dependent upon the ability of the Company to sell its products to retail users at retail prices. The Company’s success in increasing the number of retail sales will be dependent upon several factors, including: the Company’s ability to produce a significant quantity instructional videos; the Company’s ability to successfully create unique high value specialty products; and, the creation and implementation of a successful direct marketing program. If the Company is unable to create and implement a successful marketing program, its revenues and future growth may be negatively affected.

The Company is Currently Reliant upon Butch Harmon; Its Contract with Mr. Harmon is for a Limited Term:

The majority of the Company’s current products feature Butch Harmon and depend in large part upon his status as one of the best known teachers and instructors in golf. The Company’s contract with Mr. Harmon expires on December 31, 2005 with a Company option to extend the contract for an additional year. As the Company is planning its future growth on the sale of Butch Harmon products, the loss or unavailability of Mr. Harmon could have an adverse effect on the Company and its products.

Continued Growth of Revenues is Dependent upon the Launch of New Products, Few of Which Have Yet Been Developed:

The Company expects to allocate significant funds towards the launching and marketing of new golf products. These products have yet to be commercialized on a large scale and the failure of the products to meet projected revenue targets would have a negative effect upon the overall financial performance of the Company. If the Company is unable to raise sufficient funds to develop and/or market its new products, or if the new products are unsuccessful in the marketplace, it will have a negative effect on the Company’s operations and finances.

The Company Requires Significant Levels of Available Capital to Purchase Its Inventory; Inventories Have The Risk of Product Obsolescence Which Would Have a Negative Effect on the Company’s Financial Position:

The Company expects to allocate significant funds towards the production and/or purchase of product inventory.  The sale of barbeque and golf products is highly seasonal and the industries are constantly changing in terms of technological innovations and consumer tastes. If market sentiment shifts away from the company’s products, the Company could be left with significant amounts of unsold inventory which could have a negative effect on its financial results and capital positions which would negatively effect its ability to finance additional products for sale in future periods.

A Portion of the Company’s Operations are Conducted In Foreign Countries which Exposes the Company to Additional Risks, including Foreign Exchange and Government Controls:

The Company is currently selling its products through distributors in the United Kingdom and Asia and is actively seeking additional overseas agreements. The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Current Management May Not Have The Ability to Manage Growth which Would Have a Negative Effect on the Company’s Financial Position:

Should the Company be successful in its efforts to develop its golf media products or to raise capital for additional products it will experience significant growth in operations.  If this occurs management anticipates that additional expansion will be required in order to continue development.  Any expansion of the Company’s business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s Shares Have a Historical Lack of Trading Volume; Shareholders Could Have Difficulty in Selling the Company’s Common Shares:

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares. The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market.

The Price of the Common Stock Has Been Very Volatile and May Negatively Affect Shareholder Value:

Market prices for shares of early stage companies are often volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by the Company or others, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Difficulty for U.S. Investors to Effect Service of Process Against the Company:

The Company is incorporated under the laws of the Province of Alberta, Canada.  A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Risks and Additional Regulations Associated with Penny Stock Classification May Make it Difficult for Investors to Trade in the Company’s Shares and Hinder the Company’s Ability to Raise Additional Capital:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s full name is “Firelight Corporation” and is incorporated under the Business Corporation Act of Alberta, Canada.

The Company has 2 wholly-owned subsidiaries, Firelight Leisure Corporation and True Golf Technologies. Firelight Leisure owns rights to products in the Barbeque/Camp Stove segment, while True Golf owns rights to products in the golf training industry. In this Registration Statement, references to “The Company”, “Firelight”, or “The Registrant” refers to Firelight Corporation and its subsidiaries.

The Company's main executive office is located at:

 #215 12904-50 Street, Edmonton, Alberta CANADA T5A 4L2

 Telephone: (780) 448-1329;

 Facsimile: (780) 448-1657;

 E-Mail: info@firelight-corp.com

 Website: www.firelight-corp.com

The Company’s branch office is located at:

 P.O. Box 1629, Princeton, British Columbia CANADA V0X 1W0

 Telephone: (250) 295-3512

 Facsimile: (250) 295-3512

 E-Mail: info@firelight-corp.com

 Website: www.firelight-corp.com

The contact persons are: Norman B. Hope, President or Roy McDonald, Vice President.

Firelight’s Agent in the United States for its Barbeque Products is:

Ducane St. Louis

1241 Ambassador Blvd.

St. Louis, MO 63132   ATTN: Scott Walters

Firelight’s Agent in the United States for its Golf Videos is:

Precise Media

5678 E. Concours Avenue

Ontario, CA 91764  ATTN:  Steve Collins

The Company's fiscal year ends September 30th.

The Company's common shares trade on the Canadian Venture Exchange under the symbol "FRL".

The Company has an unlimited number of shares of common stock without par value authorized and an unlimited number of non-voting preferred shares without par value authorized; as of September 30, 2002, the end of the Company’s most recent fiscal year, there were 12,823,255 shares of common stock outstanding and no shares of non-voting preferred stock outstanding.

Corporate Background

The Company went public in October of 1988 as a “blind pool” company in Calgary, Alberta.  According to the rules of the Alberta Stock Exchange, the Company had to “identify and participate in the acquisition of businesses” subsequent to the public offering.

On March 26, 1991, the Company’s wholly owned subsidiary Firelight Leisure Corporation, entered into an agreement with Multivision Holdings Ltd., a private company owned by Brad Hope and Roy McDonald the president and vice president respectively of the Registrant, which granted it the exclusive rights to manufacture, package, distribute and sell the “Firelight II” portable camp stove and barbecue worldwide. On September 16, 1991, the Company issued 3,000,000 (post consolidated) common shares at an ascribed value of $0.60 per share in exchange for an exclusive license to manufacture and market the “Firelight II” portable camp stove and barbecue.

By the terms of this agreement Firelight Leisure Corporation was obligated to pay a licensing royalty; griddle royalty; and, adapter royalty to Multivision Holdings.  The licensing royalty was in the amount of Cdn$3.50 per unit for the first 150,000 products sold; and, Cdn$2.75 per unit thereafter for each product sold.  The griddle royalty was in the amount of Cdn$1.00 for each adapter attachment related to the product sold.  The adapter royalty was also in the amount of Cdn$1.00 for each adapter attachment related to the product sold.

By the terms of this agreement, since 1992 the Company was obligated to produce a minimum of 25,000 units per year.

On June 5, 1992, the Company sold the marketing rights to the “Firelight II” portable camp stove and barbecue to the Ducane Company. The original term of this agreement was for five years from January 1, 1993. Since January 1, 1998, the expiration date of the Agreement, the Ducane Company has continued to market the product and to pay the royalty to the Company based upon the original terms; however, there is currently no formal agreement in place. The terms of this agreement call for:

a.

The Company to earn a royalty in the amount of U.S.$7.00 for each unit of the product sold by Ducane until a cumulative total of 200,000 units have been sold during the term of the Agreement.

b.

The Company shall earn a royalty of U.S.$6.00 for each unit of the product sold by the Ducane Company after 200,000 units have been sold.

c.

The Company shall provide a credit of U.S.$1.00 for each unit sold to be used by the Ducane Company expressly for advertising the Company’s products.

On January 1, 1994, the Company, through its wholly owned subsidiary Firelight Leisure Corporation, entered into a second agreement with Multivision Holdings Ltd. whereby it acquired the exclusive rights to license and manufacture, package, distribute and sell the “Accu-master” Golf Club Strike Indicator in any form, size or package worldwide. This agreement was for a period of twenty years. The Company had to pay Multivision Holdings Ltd. a licensing royalty of Cdn$0.10 per unit and a manufacturing premium of Cdn$0.10 per unit on each product purchased from Multivision Holdings Ltd.  Further, the Company had to produce 50,000 units per year from 1995 and thereafter.

On April 3, 2000 the Company announced that it had agreed, subject to Canadian regulatory approval, to acquire all of the shares of True Golf Technologies Inc. from Brad Hope, the president of the Registrant, and Roy McDonald, the vice president of the Registrant in return for the issuance of 600,000 common shares at a deemed price of Cdn$0.40 per share.  The Registrant purchased True Golf Technologies, Inc. because it had assets that were consistent with the Registrant’s product line.  Those assets included video contracts with Beth Daniel and Nancy Oliver and certain rights pertaining to a series of Butch Harmon instructional videos.

On August 13, 2001 the Company announced the final acceptance of its agreement with golf instructor Butch Harmon. The agreement calls for Mr. Harmon to provide the Corporation with three video filming days at the outset; to provide one personal-appearance day and one up to 90-minute personal appearance at the PGA Show in Orlando each contract year; to grant to the Corporation the exclusive worldwide rights to use Butch Harmon’s name and likeness in the development and production of Butch Harmon instructional videos and the advertising and promotion of said videos product during the term of the agreement; to give the Corporation the option to extend the agreement one additional year; and to use his best efforts to include Firelight Corporation in any potential cross-promotion opportunities with Butch’s other endorsement partners, where appropriate.

In consideration of such services, the Corporation is to provide to Mr. Harmon annual retainers to be paid in quarterly installments, in the aggregate amount of $75,000.00 for 2000; and $100,000 per year payable $25,000.00 on or before the 15th day of January, April, July and October of each contract year thereafter; to provide a royalty of $0.75 for each videotape sold over 50,000 and $1.25 for each videotape sold over 100,000 which include his name and likeness in any form, the royalties to be paid quarterly as outlined above; to issue 200,000 Common Shares per year at a deemed price of $0.50 CDN per share for each contract year for an aggregate of one million (1,000,000) Common Shares at a value of $0.50 CDN per share; to provide 250 copies of each instructional tape at no cost and to reimburse Mr. Harmon for his reasonable expenses when appearing on behalf of Firelight.

During Fiscal 2002, the Company reached an agreement with Norman Hope and Roy McDonald, principals of Multivision Holdings Ltd. and officers of the Company, under which Multivision would forgive royalty payments due it by the Company for Fiscal 2002. The agreement was made in conjunction with the Company’s application to the TSX Venture Exchange to amend the schedule for the release of the common shares held in escrow owned by Multivision Holdings.

Subsequent Events

On March 14, 2003, the Company announced that it had entered into a letter of intent with Nantucket Ventures, LLC (“Nantucket”), a private Texas company controlled by Mr. Jay Haber of Houston, Texas; Brad Hope and Roy McDonald, Directors of Firelight; and Multivision Holdings Ltd., a company controlled by Mr. Hope and Mr. McDonald, under which Nantucket would become the controlling shareholder of the Company.

Pursuant to the terms of the Letter of Intent, Nantucket would acquire via private placement a minimum of 10,500,000 common shares and a maximum of 15,750,000 common shares of Firelight from the treasury of the Company at a price of US$0.0762 per share for total consideration of between US$800,000 and US$1,200,000. In addition, Nantucket would be issued an option to acquire a number of common shares equal to 15,750,000 less the number of common shares subscribed for by Nantucket under the private placement. The option shares will have a term of two years from the date of closing and the exercise price of the options will be US$0.095 per share. In addition, the Letter of Intent provides for the acquisition by Nantucket of 4,749,983 currently issued and outstanding common shares of Firelight from Multivision Holdings Ltd., Brad Hope, and Roy McDonald at an average price of US$0.043 per share for aggregate consideration of US$205,015. Together, these transactions would result in Nantucket holding between 15,249,983 and 20,499,983 common shares of Firelight, representing between 65% and 72% of the total outstanding shares upon completion of the transactions.

In conjunction with the Letter of Intent, Mulivision will assign to Firelight all of Multivision’s rights and interest in the Accu-Master Golf Targeting System product, while Firelight will assign its rights to the Firelight II barbeque unit to Multivision and all royalty payments from Firelight to Multivision in connection with the sales of the Firelight II barbeque unit will cease. Firelight would exit the gas grill business and concentrate on the golfing product lines. Approximately $220,000 to $300,000 of the proceeds from the private placement of shares to Nantucket would be used to retire certain outstanding liabilities of Firelight, with the balance of approximately $900,000 to $1,500,000 to be used to expand the Company’s product line, carry out new marketing and for general working capital.

Upon completion of the proposed transactions, it is anticipated that Philip Bucknell, June Hope and Scott Walters will resign as directors of the Company. Brad Hope and Roy McDonald will remain as directors but will resign as officers. In their place, the following individuals will be appointed as officers and directors.

Jay D. Haber, Houston, Texas, proposed CEO and Chairman – Mr. Haber is a private investor and currently serves as an investment banker and management consultant to a number of private and publicly traded companies. Throughout the 1990’s, Mr. Haber served as Chairman and CEO of Geokinetics Inc., a Houston based publicly based traded company. More recently, Mr. Haber served as Chief Executive Officer of a privately held Internet-based application service provider and technology aggregator for the medical community, as part of his investment banking and management consulting activities.

Thomas J. Concannon, Houston, Texas, proposed President, COO and director - Mr. Concannon currently serves as Chief Financial Officer of an U.S. based NASDAQ OTC bulletin board company. Prior to serving in his current position, this individual served as Chief Executive Officer of an operating division of a New York Stock Exchange company as well as serving as a member of the parent company’s board of directors.

The proposed transactions are subject to conditions precedent that must be satisfied or waived by the parties before the transaction can proceed, including approval of the TSX Venture Exchange and a complete due diligence review by Nantucket.

Business

Products

The Company’s principal business activity consists of the sales of golf related products featuring Butch Harmon. The Company other products include the Accu-master golf targeting system for golf training as well as portable barbecues. The Company also acquired in the True Golf Technologies acquisition instructional video footage starring Beth Daniel and Nancy Oliver. Although the Company owns the footage and has rights to the product and may market them at any time, it has no plans to package and market these videos in the near future as management intends to concentrate on videos featuring Butch Harmon.

The Company’s sells its products year-round. However, as both golf products and barbecues are outdoor activities, the Company’s level of sales are expected to be highest during the warmer weather months as well as during the gift giving season, especially at Christmas.

Market:  Golf Products

Macro Overview

According to the National Golf Foundation, a non-profit trade organization that is a source of research information on the golf industry, the U.S. golfer population is approximately 25.4 million players.  Of these players, approximately 25% are considered “avid” golfers and are classified as those players that play 25 or more rounds of golf annually.  In the year 2000, 586 million rounds of golf were played on the 16,743 golf courses in the United States. In 1999, golfers spent $22.2 billion on equipment and playing fees.

Butch Harmon Instructional Videos

Butch Harmon is President of the Butch Harmon School of Golf in Henderson, Nevada and is recognized as one of the top golf instructors in the world. Although Mr. Harmon is a former PGA Tour player and a TV golf analyst, he is best known as a teaching instructor for both professionals, such as Tiger Woods and Mark Calcavecchia, as well as for the golf playing public through his golf school and his instructional videos. In 2001, Golf Digest magazine named Mr. Harmon “Number One Coach of the Year”.

The Company currently has completed and is selling four instructional videos featuring Butch Harmon. These are:

Butch Harmon’s Short and Sweet – A video which discusses the “short game” in golf, including chipping and the game around the greens.

Power Play – Butch Harmon shows how to increase the distance of your golf shots without losing accuracy.

Course I.Q. – Butch Harmon demonstrates the strategy part of the game of golf and shows players how to think their way around the course to commit fewer errors and record lower scores.

Putting Insight – Butch Harmon demonstrates proper putting technique and how to eliminate common putting problems in conjunction with a special instructional mirror included with the package.

Marketing Plans and Strategies

The Company currently offers its video products through several sales channels. These include it’s own direct sales, marketing partnerships and sales through outside distributors.

Firelight sells its products directly through its own dedicated website, www.harmonvideos.com. There customers can browse the products and order online. As the Company expands its product lines and adds additional videos and related golf products, management anticipates adding new features to the website in order to attract and retain visitors.

In June 2001, the Company finalized a marketing agreement with Golf Digest Magazine. Golf Digest is the largest golf publication in the world. Under the agreement, the Company packaged together 3 of its videos – Short and Sweet, Power Play and Course I.Q. – into a set called “Butch’s Ultimate Golf” which carries the “Golf Digest” name. The video set will be advertised in the magazine 10 times over a two-year period and is also highlighted at Golf Digest’s website, www.golfdigest.com and linked directly to the Company’s own online sales website. The agreement runs for a two-year period and will expire in June, 2003, unless renewed for an additional year.

In August 2001, an agreement with Amazon.com was finalized that allows Amazon to carry the Company’s “Ultimate Golf” video set on its website. The Company is actively seeking further marketing partnerships and sales avenues for its products with established, high profile retailers. Wal-Mart has agreed to begin test marketing of the Ultimate Golf Series and the Putting Insight in its stores beginning in April, 2003.

The Company also sells its videos to outside distributors who then market and distributes the products to traditional retailers outside North America into markets Firelight cannot effectively cover itself. In August 2001, the Company signed an agreement with Quadrant Video to distribute the “Ultimate Golf” video set in the United Kingdom. In February 2002, the Company’s exclusive Asian distributor announced a distribution deal in Japan with Time Life Inc. for the “Ultimate Golf” series. Time Life announced plans to market the video through television infomercials. Time Life placed an initial order under this deal for 5000 VHS videos and DVD’s, as well as 1,000 of the Putting Insight training aides, in March 2002. Subsequent sales to Japan were $130,000 in the third quarter and $114,000 in the 4th quarter.

As the Company adds additional products, management intends to actively market its products to distributors in several new regions, including Asia and Europe.

Competition

The market for golf products is highly competitive with hundreds of instructional videos available at any given time. The Company intends to differentiate its products in the marketplace through the use of Butch Harmon who is widely recognized as one of the most acclaimed golf instructors in the world.

Product Production

The videos are filmed with Butch Harmon on location at his teaching facilities. The videos and packaging are produced by an outside supplier in California and require no special equipment or agreements in order to fulfill the Company’s requirements. The Company does not have a written contract with this supplier. The video production market is highly competitive and there are numerous production companies who have the capability to produce the Company’s products. Occasionally the Company receives offers from other video production suppliers but the Company’s current supplier has been reliable and has also met or beat any competing production offer.

Proprietary Protection

The Company has certain trademarks, copyrights and other trade protection over certain of its names which management deems sufficient to protect is rights. Under the agreement with Butch Harmon, the Company has the exclusive worldwide right to use Mr. Harmon’s name and likeness in the development and production of Butch Harmon golf instructional videos through the term of the agreement.

Because the videos star Butch Harmon and are largely dependent upon his name and likeness for marketing purposes, the Company considers its exclusive right to use Mr. Harmon as crucial to its current business model. The Company’s contract with Mr. Harmon expires on December 31, 2005 with a Company option to extend the contract for an additional year.

Future Plans

The Company intends to film a new series of instructional videos with Mr. Harmon during 2003. The Company has had discussions with its existing video distributors and sales outlets concerning the sale of this anticipated new line of videos and have received positive responses.

Although video sales are currently the Company’s main source of revenue at approximately 90% over overall revenue, management intends to gradually broaden the product line to encompass several different target demographics such as beginning golfers, seniors and experienced players. Products will not only include videos but other training aids and products which complement the entire line. Management believes this strategy will make its products not only attractive to a larger percentage of the golfing public but also to potential marketing partners and distributors who generally desire a larger range of products from a single supplier.

The Accu-master Golf Targeting System

The Accu-master Golf Targeting System consists of a number of components which can be sold either as a complete package or in a variety of other formats.  The basis of this system is the Accu-master pad.  This is a thermocromic liquid crystal sensor pad which will stick on any golf club and will illuminate a bright multi-colored spot at the point of ball impact. (The pressure being translated to an increase in temperature.)  The image fades in about 15 seconds ready for the next impact.  The pad will last for about 150 hits and is interchangeable between golf clubs.  This provides instant, precise information as to ball and club contact quality which is the essence of ball striking in the game of golf.

The second component in the Accu-master product is the “Faults and Fixes Wheel”.  This is a double-sided plastic instructional wheel. Using the Accu-master pad, a golfer determines his or her clubface contact.  That trend is dialed onto the wheel and in a simple step by step process identifies the causes.  The required corrective measures are then introduced, isolated from confusing factors not directly related to the particular problem.  By this method a golfer picks up the fundamental physics of the golf swing simply and effortlessly with constant confidence building visual feedback. The wheel also contains concise information from grip techniques through all aspects of the setup and the swing, including practice tips.  It comes with a clasp so that a golfer can hang it on their belt or bag whenever it is needed either at the driving range or on the golf course.

Marketing Plans and Strategies

On January 1, 1994 the Company signed an agreement with Multivision Holdings Ltd. for the exclusive right to manufacture, package, distribute and sell the Accu-master product worldwide. Multivision is a company owned by Brad Hope and Roy McDonald who also serve as officers and directors of Firelight. In addition, Multivision owns approximately 40.6% of Firelight’s outstanding common shares. Firelight and Multivision also have an agreement in regards to the “Firelight II” campstove/barbeque. See “Interest of Management in Certain Transations” on Page 40 for more information.

Multivision developed and patented the Accu-master liquid crystal display pad. Once Firelight acquired the rights from Multivision, the Company developed the “Fault and Fixes” wheel, the rangeminder and the Accu-master golf training video. Ongoing Research and Development is being conducted by Firelight and certain outside consultants.

The Company commenced a test run of approximately 60,000 pre-production units which were sold as samples for test marketing. Based upon this highly successful test, Firelight entered into a marketing agreement with Carroll Media Incorporated, a United States company headquartered in Van Nuys, California, to market the product. The agreement with Carroll called for the two companies to enter “a strategic alliance” to market, sell, and distribute the Accu-master product as well as grant Carroll Media a first-right of refusal to market and sell any other of Firelight’s golf products. Carroll Media was to receive 1,000,000 common shares of Firelight at a deemed price of $0.50 per share and a position on Firelight’s board of directors, all subject to the approval of the Alberta Stock Exchange. The contract was never signed by Carroll Media and the Alberta Stock Exchange cancelled the application. In 1999, Firelight commenced legal action against Carroll Media for failure to fulfill the agreement. Trial related to this dispute was scheduled to commence in April 2002, but after lengthy litigation, all parties entered into a settlement agreement satisfactory to all parties in which Carroll paid the sum of $33,000 to Firelight and all actions were dismissed.

Competition

The market for golf instructional aids is highly competitive. There are several products with similar applications to the Accu-master, but they are generally use cruder and less accurate methods for measuring clubhead contact. These products include stick-on club face pads which use carbon paper, tape or other indicative markers to delineate the point of impact. These disposable pads tend to be less accurate and difficult to read after the initial impact as all the impact marks remain on the pad. The Company’s Accu-master product largely eliminates the deficiencies of its competitors through the use of the thermocromic technology which shows the point of impact for 15-20 seconds before disappearing thus eliminating the clutter from previous impacts. This makes Accu-master more accurate, longer lasting and easier to use.

Product Production

The Accu-master pads require certain specialized technologies to manufacture which has become more widely available in recent years as liquid crystal applications have become more widespread. The product was manufactured in California although the supplier has since shifted production to Illinois. The Company anticipates no difficulty in obtaining sufficient quantities of the product to meet future demand.

Proprietary Protection

The Accu-master product is covered by patent protection under US Patents No. 5597361. Other foreign patents have been issued or are pending. These patents cover the liquid crystal pad technology which management believes could, at considerable cost, be duplicated by others. Management considers the patent protection sufficient to maintain its rights. As the Accu-master is not currently being marketed by the Company, the patents covering the technology are not presently material to the Company’s business.

Future Plans

Since the failure of the marketing agreement, the Company has retained the rights to market Accu-master. Due to the emphasis upon the Butch Harmon branded products, the Company has not marketed the product since the initial test run. At this time, the Company is testing improvements to the product and, if the improvements are successful, intends to re-launch the product in 2003 as part of a new golf instructional product line in conjunction with the other existing Butch Harmon products. The new marketing of the product is expected to include a new 30 minute video with Butch Harmon specially tailored to the use of the product.

Barbecue Grills

The Company signed an agreement with Multivision Holdings in 1991 to acquire the rights and license to the “Firelight II” portable barbecue and camp stove. Multivision is a company owned by Brad Hope and Roy McDonald who also serve as officers and directors of Firelight. In addition, Multivision owns approximately 40.6% of Firelight’s outstanding common shares. Firelight and Multivision also have an agreement in regards to the “Accu-master” golf instructional product. See “Interest of Management in Certain Transactions” on Page 40 for more information.

The product is a propane gas powered cooking unit which is small and light enough to be highly portable for campers yet with enough cooking space for most outdoor cooking tasks. The product features a durable cast aluminum casing with a cast iron smoker plate and drip tray as well as independent heat control and fits inside its own fitted carrying case. The product has a unique air flow system that allows the bottom of the unit to sit safely within one inch of a tabletop or other flammable material with little or no heat build up.

Marketing Plans and Strategies

On June 5, 1992, the Company sold the marketing rights to the “Firelight II” portable camp stove and barbecue to the Ducane Company. Scott Walters, a director of Firelight, is marketing director of Ducane Company. See “Interest of Management in Certain Transactions” on Page 42 for more information.

Ducane acquired the exclusive license to manufacture, package, distribute, and sell the Firelight II product on a worldwide basis. Under the original agreement, Ducane was allowed to cancel the agreement at any time with 3 months notice.

The original term of this agreement was for five years from January 1, 1993. Since January 1, 1998, the expiration date of the Agreement, the Ducane Company has continued to market the product and to pay the royalty to the Company based upon the original terms. The current arrangement with Ducane is terminable by either party at any time.

Ducane’s strategy has been to market the product to major retailers and in August 2001 they announced the signing of a trial marketing agreement with Sam’s stores in the United States. For more information on the royalty agreement, see “Interest of Management in Certain Transations” on Page 42.

Competition

The portable cooking market is highly competitive with many portable barbeque units and cook stoves on the market. However, until 1999 there were no competing combination barbeque/camp stoves with similar features to the Company’s product. The Company considers its product to be superior to the single similar product currently marketed by a competitor as the Firelight II offers greater features including:

-

2 Campstove burners vs. a single burner;

-

Barbeque is of a larger size as it covers 2 burners;

-

Air Flow from underneath allows the unit to be in use on a tabletop without danger of damage or fire to the table;

-

Casing is a die cast aluminum rather than stamped metal which has higher durability;

-

A lower retail price.

Currently, the other similar product on the market only offers a single, smaller campstove burner/barbeque unit, is made of less durable stamped metal and carries a higher suggested retail price than the Firelight II.

Product Production

The product is currently produced by a supplier in Taiwan as contracted by the Company’s United States’ distributor. Production requires little to no special equipment or agreements in order to fulfill the Company’s requirements and current supply agreements are considered sufficient to meet anticipated future demand.

Proprietary Protection

The product is covered under US Patents 348461 and 378998 as well as other foreign patents. The Company considers this protection sufficient to enforce and maintain its rights. Management considers these patents to be very important in maintaining its technology and market position as the only portable tabletop combination campstove/barbeque system available in the marketplace. However, as the campstove segment is not currently Firelight’s major focus, the patents are only slightly material to the Company’s business.

Government Regulations

Cooking and Barbeque equipment is subject to certain regulatory testing standards for safety. The Firelight II has met all required standards in Canada, the Unites States, Australia and New Zealand which effectively allows the product to be marketed worldwide.

Future Plans

For the last several years, the Company’s management has concentrated their efforts on golf products and has not made serious efforts to sell the grill product. However, Ducane continued to market the Firelight II after the expiry of the original marketing agreement in 1998 with sales royalties based upon the schedule in the original agreement. In August 2001, Ducane, reached an agreement with Sam’s Stores in the United States to begin selling the Firelight II at Sam’s. Previously, Ducane had primarily marketed the Firelight II to specialty stores and not to mass merchandisers such as Sam’s. As such, this agreement represents the launch of the product into a new market segment. Firelight will receive a royalty on all sales of the product by the distributor based upon the schedule contained in the original distribution agreement signed with Ducane in 1992. There is currently no formal agreement in place between Ducane and Firelight.

The Company continues to consider the barbecue segment of their business as secondary to its golf products. Therefore, management anticipates future revenues and royalties from barbecue grill sales will constitute only a small percentage of the Company’s overall revenues. If the proposed arrangement with Nantucket is completed (see “Subsequent Events” above), the Company will assign all its rights to the Firelight II barbeque unit to Multivision and will exit the barbeque segment in order to concentrate its efforts on the golf product segment.

Corporate Offices

The Company's head offices are located in rented premises at #215, 12904 – 50 Street, Edmonton, Alberta Canada T5A 4L2.  The Company also maintains a branch office in Princeton, British Columbia Canada.

The Company considers these premises suitable for current needs.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company was incorporated in Alberta, Canada on June 2, 1988 under the name Bluesky Industries Inc. Bluesky Leisure Products Inc., the Company’s wholly owned subsidiary, was incorporated on October 24, 1988.  On August 9, 1991, the name of the Company was changed to Firelight Corporation and the name of the operating company was changed to Firelight Leisure Corporation on June 27, 1991.

The Company’s initial public offering took place on the Alberta Stock Exchange in October of 1988.  At that time, the company issued 1,000,000 common shares at a price of $0.15 per share. When the Alberta Stock Exchange and the Vancouver Stock Exchange combined to form the Canadian Venture Exchange in November of 1999, the Company began trading on that exchange under the trading symbol, “FRL”.

In the most recent audited financial statements for the year ended September 30, 2001, the Company’s auditors have expressed substantial doubt on the Company’s ability to continue as a going concern. The Company has operated with a working capital deficit for each of the last 5 fiscal years and will likely require additional funding to meet its ongoing capital requirements.

During the year ended September 30, 1996, the Company issued 304,862 shares for net proceeds of $49,986 on the exercise of director and employee stock options and share purchase warrants.  The Company also issued 250,000 shares for the repayment of debt.

During the year ended September 30, 1997, the Company issued 653,615 shares for net proceeds of $116,495 on the exercise of director and employee stock options and share purchase warrants.

During the year ended September 30, 1998, the Company issued 183,000 shares for net proceeds of $29,540 on the exercise of director and employee stock options.  The Company also issued during the year ended September 30, 1998, 250,000 shares for net proceeds of $62,500 on the exercise of share purchase warrants and 100,000 shares at a deemed price of $0.70 per share were issued to settle outstanding debt totaling $70,000. The Company also issued 465,000 shares for proceeds of $759,000.

During the year ended September 30, 1999, the Company issued no shares.

During the year ended September 30, 2000, the Company issued 600,000 shares to Roy McDonald and Brad Hope for the purchase of True Golf Technologies Inc. The Company issued 883,000 shares at a deemed price of $0.40 to Multivision Holdings for settlement of outstanding royalties owed. 140,000 shares were issued pursuant to the exercise of stock options for net proceeds of $28,000. The Company also completed a private placement of 100,000 units consisting of 1 common share and one-half a share purchase warrant at $0.35 per unit for proceeds of $35,000.

During the year ended September 30, 2001, the Company issued 466,000 shares pursuant to the exercise of stock options for proceeds of $128,070. The Company also issued 300,000 common shares at a deemed price of $0.45 per share in order to settle $135,000 of debt. 125,000 units consisting of one common share and one common share purchase warrant were issued in a private placement at $0.30 per unit for proceeds of $45,600.

During the year ended September 30, 2002, the Company issued 600,000 common shares as payment of a retainer at a deemed price of $0.50 per share; issued 802,500 common shares at between $0.20 and $0.30 per share to settle a total of $190,500 of debts owing to related parties; and the Company issued 107,200 common shares at a price of $0.44 per share, or a total of $47,168, pursuant to service contract agreements. 232,000 common shares were issued in private placements at prices from $0.20-$0.30 for proceeds of $61,600.

Results of Operations

Fiscal Year 2002 ended 9/30/02 vs. Fiscal Year 2001 Ended 9/30/2001

During the year, the Company continued its sales of the Butch Harmon Ultimate Golf video products as well as the new “Putting Insight” product. Its barbeque product, the Firelight II, has also seen increased demand and the product’s distributed ordered additional units in anticipation of rising demand. The Company has begun to see direct sales of its Butch Harmon videos related to television advertising decline. This is not an unexpected development as television advertising is known to decline in effectiveness after approximately 6 months. However, increased sales of the product through other channels, including overseas distribution and to mass merchandisers such as Costco has been larger than the decline in direct TV sales. In the United States, Wal-Mart has agreed to test market the Ultimate Golf Series and Putting Insight beginning in April, 2003.

Total revenue for the year totaled $1,031,506 versus $470,646. Golf product revenue totaled $1,031,506 versus $455,529 due to the continued sales of the Butch Harmon video series introduced in the second half of the prior year. The increase in sales was also driven by new orders, including orders from mass merchandiser Costco in the United States and Time-Life in Japan. Royalties from barbeque sales increased to $62,833 from $4,964 due to the Company’s US distributor marketing the product to a wider range of retailers, particularly to the mass merchandiser segment of the market.

Direct Costs related to sales increased to ($784,772) from ($276,459), with most of the increase attributable to higher Purchases and production costs of ($357,173) versus ($45,658) related to the higher levels of product sales as well as media costs of ($242,518) versus ($91,272) in the prior year. The media costs are entirely related to television advertising of the Ultimate Golf infomercial. Royalty payments were ($162,078) versus ($6,970) in the prior year were due to higher product sales levels. Freight costs declined to ($21,891) from ($53,000) as the Company shipped a higher number of units in the prior period to support the initial roll-out of its golf videos. There was no write-down of inventory in the current year compared to the write-down of ($79,312) related to obsolete products in the prior year.

General and Administrative Expenses totaled ($657,707), which is down from the ($748,031) recorded in the prior period. Retainer paid to Butch Harmon under the Company’s contract was the largest single component, as the Company paid ($257,078) in the year versus ($253,501) in the prior period. Investor relations expense rose to ($47,889) from ($46,000) as the Company increased it efforts to introduce the Company to current and potential shareholders. Bank Charges and Loan Fees rose to ($47,742) from ($39,735) due to increased borrowing and financial transaction costs. Foreign Exchange was a gain of $23,574 versus the expense of ($11,287) due to a favorable dollar exchange rate. Bad Debts totaled ($19,128) compared to zero as the Company wrote off certain uncollectible receivables. Management and Consulting Fees rose to ($65,866) from ($51,116), while Professional Fees rose to ($88,133) from ($38,311) due to the change of legal counsel and the filing of a 20-F Registration Statement in the United States. Travel Expense fell to ($12,713) from ($24,009) as the production of the Company’s videos required higher levels of travel in the prior year. Advertising and Promotion fell to ($31,379) from ($92,932) as the Company shifted its marketing strategy away from television advertising and infomercials during the year in favor of sales to retailers and distributors overseas. Royalty expense in the year fell to zero from ($73,750) as Multivision agreed to forgive royalty payments.

The Company’s Net Loss for the year totaled ($348,028), or ($0.03) per share, which was down from the loss of ($778,587), or ($0.07), recorded in the year-ago period.

Fiscal Year 2001 Ended 9/30/2001 vs. Fiscal Year 2000 Ended 9/30/2000

During the period, the Company completed the production of its first Butch Harmon golf instructional videos and worked to increase the distribution and sales of the videos. The large increase of revenues for FY 2001 versus 2000 was almost entirely attributed to launch of the Butch Harmon videos. Direct costs also increased due to the cost of producing and packaging the videos as well as the cost of marketing the product, including television and print advertisements. Subsequent to the end of the period, the Company finalized several sales deals which serve to increase the availability of the Company’s products in the marketplace. These include a supply agreement with Costco and a marketing deal with Time-Life for the Japanese market. The Company’s contract with Butch Harmon was also accepted by the Canadian Venture Exchange (now TSX Venture Exchange) as required by Venture Exchange regulations. For more information on the TSX Venture Exchange approval, see “The TSX Venture Exchange” on Page 50. Upon receipt of approval from the Exchange, the first shares under the Harmon agreement were issued. Firelight’s US distributor of barbeques also launched its portable barbeque unit into the mass merchandise store segment in the United States which will benefit Firelight through a royalty arrangement.

Total revenue for the period was $470,646, which was up the $137,173 recorded in the same period in 2000. Sales revenue from golf rose to $455,529 from $78,493 as the Company began to shift its focus to the Butch Harmon videos series which was rolled-out in the second half of the year and accounted for all of the large increase of sales year-over-year. Royalties from barbeque sales rose to $4,964 from $2,083 as the Company’s distributor ramped up orders for the product in the United States from the mass merchandise segment. Other Revenue fell to $10,153 from $56,597 recorded in the previous year. The current year’s other revenue was research grants received, but overall were lower than in the previous year due to the absence of a lawsuit settlement received during FY 2000.

Direct Costs related to the sales increased to ($276,459) from ($140,782) as the Company began selling the new Butch Harmon videos in 2001. Freight cost rose to ($53,000) from ($1,962) due to the shipment of Harmon videos to distributors. Media costs totaled ($91,272) versus zero in the prior year as the Company supported the direct marketing of the videos through the purchase of television airtime for infomercials. Royalties related to the sale of videos totaled ($6,970) versus zero in the prior year. Sundry expenses fell to ($45,658) from ($134,806) due to a shift from product development costs to the sale and marketing of the Harmon video series. The Company also wrote-down the value of certain obsolete inventory by ($79,312) in the current year versus zero in the prior year. This inventory was primarily Accu-master pads that had been produced using a new process which caused them to become ineffective over time. The Company has isolated the problem and believes it will not reoccur with any additional Accu-master products, either those currently in inventory or those which may be produced in the future.

General and Administrative Expenses totaled ($748,031) which was down from the ($782,029) recorded in the prior year. Advertising and Promotion expense increased to ($92,932) from $(8,219) as the Company increased its efforts to market the video series. Amortization fell to ($27,368) from ($38,425) due to the write-down of Goodwill during the year. Bank Charges, Interest and Loan Fees rose to ($39,735) from ($2,737) as the Company expensed interest on several new short-term loans. Foreign Exchange Loss was ($11,287) in 2001 versus a gain of $15,997 in the prior year. Management and Consulting Fees rose to ($51,116) from zero as the Company entered into consulting agreements related to the sale of videos. Product Development costs fell to ($1,149) from ($59,858) as the Company reduced its expenditures on new products from the prior year as the Company completed the production of a series of Butch Harmon videos. Professional Fees fell to ($38,311) from ($52,744) as the Company negotiated fewer new contracts in the current year from the previous year. Retainers paid totaled ($283,726) versus zero in 2000 as the Company paid a retainer related to the video sales agreement. Royalties totaled ($73,750) which was down from ($539,593) paid in the prior year due to the resettlement of prior year’s amounts in 1999. Telephone and Utilities expense rose to ($28,612) from ($13,051) and Travel rose to ($24,009) from ($15,635) as the higher costs were due to the support of the video sales.

The Company also wrote-down Goodwill by ($224,743) to its estimated fair value as the Company determined certain amounts related to the previous purchase of assets from True Golf Technologies would be unrecoverable. Those assets included the rights to work with Butch Harmon, an asset which declined in value once Mr. Harmon signed a contract with Firelight Corporation. Therefore, the remaining value of the asset was determined to be the remaining product inventory of True Golf Technologies, and the asset value was written down to the value of those inventories.

The Net Loss for the period totaled ($778,587), or ($0.07) per common share, compared to the loss of ($785,638), or ($0.09) per common share, recorded in the prior year.

Fiscal Year 2000 Ended 9/30/2000 vs. Fiscal Year 1999 Ended 9/30/1999

In April, the Company acquired True Golf Technologies Inc. and entered the golf instruction video market. The development work for the Butch Harmon video series was largely completed in the current year.

Revenue for the year increased to $137,173 vs. $22,465 in the prior year. Sales of videos and Accu-master pads accounted for most of the sales, while barbeque royalties fell to $2,083 from $6,956 in 1999. Other Revenue totaled $56,597, which was up from the other revenue of %,283 recorded in the prior year. The large increase was almost entirely due to $45,550 received from the settlement of a lawsuit.

Direct Costs related to sales rose to ($140,782) from ($45,850).  Freight Costs decreased to ($1,962) from ($8,616) due to the shipment of fewer golf products. Product costs decreased to ($4,014) from ($37,234) due to a lower amount spent on development of the Accu-master product. Sundry costs rose to ($134,806) from zero in the prior year as the Company expensed costs related to the production of the Butch Harmon video series.

General and Administrative Expenses increased to ($782,029) from ($307,010). Advertising and Promotion fell to ($8,219) from ($18,049) as the Company reduced is advertising efforts related to the Accu-master product. Amortization rose to ($38,425) from ($24,016) due to the acquisition of True Golf Technologies. The Company recorded a Foreign Exchange Gain of $15,997 versus zero in the prior year. Investor Relations expense increased to ($46,000) from ($24,500) as management increased its efforts to communicate with investors. License, Dues and Transfer Agent Fees increased to ($13,145) from ($7,558) due to the issuance of additional common shares. Product Development costs rose to ($59,858) from zero as the Company began development of the Butch Harmon video series. Professional Fees declined to ($52,744) from ($106,865) as the legal costs related to a professional dispute fell in the current year. Telephone and Utility expense rose to ($13,051) from ($9,124) and Travel expense rose to ($15,635) from ($6,479) as the Company increased its efforts to develop new products.

Royalties rose to ($539,593) from ($92,500) as the Company settled outstanding royalties due to related parties from marketing agreements of its products in the current year. From 1992 to 1998, related parties had voluntarily deferred all or most of the royalty amounts due them by the Company. In the current year, these parties presented the Company with a claim for all past royalties due. The amounts were accrued as follows:

Year	Firelight II	Accu-master	Total
1992	$17,265.50	N/A	$17,265.50
1993	$87,461.50	N/A	$87,461.50
1994	$59,703.00	$2,000.00	$61,703.00
1995	$71,445.00	$3,666.70	$75,112.20
1996	$83,891.50	$ 950.50	$84,842.00
1997	$76,301.50	$3,135.20	$79,436.70
1998	$63,599.25	0	$63,599.25
	$459,667.75	$9,752.40	$469,420.15

Net Loss for the period totaled ($785,638).

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the sale of common stock and the issuance of common stock options and common stock purchase warrants.

During Fiscal 2003 the Company anticipates continuing to add sales outlets for its Butch Harmon golf instructional video series as well as re-launching the Accu-master product. The Company has no specific material commitments for capital expenditures. The Company does require capital in order to replace sold inventory, marketing and general operations. Currently, most of those needs are being met through cash generated from product sales. The Company currently has a working capital deficit but has been reducing the amounts owed through cash flow from product sales and the issuance of common shares to settle debt. At the current level of sale volumes, the Company has sufficient cash flow to meet anticipated day-to-day capital requirements. However, the Company has limited working capital with which to fulfill its future business plan which includes the need for capital to film, produce and market a new series of videos with Butch Harmon and the re-launch of the Accu-master product. The Company has entered into a Letter of Intent with Nantucket Ventures, LLC which would provide the Company with additional funding to eliminate certain monies owed as well as provide funding for the production and launch of new products and for general working capital. The Nantucket agreement is subject to certain conditions, including due diligence by Nantucket and the approval of the TSX Venture Exchange.

Fiscal Year 2002 Ended 9/30/2002

The Company had a working capital deficit of ($446,117) as of 9/30/02. Cash totaled $29,935 and accounts receivable were $124,982 as the higher sales levels resulted in increased accounts receivable from retail outlets. Inventory was $51,056 which largely consisted of Butch Harmon videos. Prepaid expenses were $25,979 which related to video sales costs.

Other assets totaled $435,974 versus $607,756 in the year ago period. These assets are intangible assets and include Product Rights as well as Deferred Development Costs related to the golf products. The year-over-year decrease was due to the complete write-down of Goodwill and the write-down to the estimated fair value of Campstove Rights during the year.

Liabilities totaled ($911,573), which was a decrease from the ($1,048,565) at the end of the last year. Accounts Payable and Accrued Liabilities rose to ($517,120) from ($445,080) which was related to the higher level of product sales. Short-term loans payable fell slightly to ($143,093) from ($170,870) as the Company paid certain loans outstanding. Monies due to related parties fell to ($233,504) from ($403,207) as the Company settled certain previously outstanding amounts during the current year through the issuance of common shares.

Operating activities used cash of ($48,894). Net Loss for the year was ($348,028) which was partially offset by non-cash amortization of $32,347 and amortization of Pros Incorporated Rights of $30,225. Development Costs charged to direct costs provided $111,467, while Adjustment for retainer and consulting fees not paid in cash provided $147,168. The decrease of Accounts Receivable used cash of ($77,208) and inventory used ($17,593). Prepaid expenses provided $6,425 and change in Accounts payable provided $72,040.

Cash provided by Financing Activities totaled $38,105. Proceeds from issuance of share capital provided $61,600, while increase due to related parties was $20,797. These were partially offset by cash used to decrease loans payable of ($38,477) and Repayment of Long-Term debt of ($5,815).

Cash used by Investing Activities was ($2,875), with the entire amount used for the Acquisition of Capital Assets.

The Company’s cash position decreased by ($13,664) to finish the period at $29,935.

Fiscal Year 2001 Ended 9/30/2001

The Company had a working capital deficit of ($698,818) as of 9/30/01.

Cash Used in the Twelve Months Ended 9/30/2001 Operating Activities totaled ($68,133), including the net loss of ($778,587). Significant adjustments included amortization of $27,368; Amortization of Pros Incorporated Rights of $30,225; Write-down of Goodwill related to acquisitions of $224,743; Write-Down of Inventory related to obsolete products of $79,312; Accrual of Accounts Payable and Liabilities of $373,837 and Deferred Income of $23,593. Significant decreases in operating cash occurred in Accounts Receivable of ($8,257); Inventory of ($33,463); Prepaid Expenses of ($6,904).

Cash Provided by Financing Activities totaled $467,875. Significant sources of cash include Increase in Loans Payable of $154,229; Increase in Amounts Due to Related Parties related to contractual payments of salaries of $200,747 and Proceeds from Issuance of Share Capital of $128,070. Significant uses of cash included the Repayment of Long-Term Debt related to bank business loan of ($15,171).

Cash Used in Investing Activities totaled ($319,475). Significant uses of cash included Acquisition of Capital Assets of ($4,216), Acquisition of Product Rights of golf videos of ($155,364) and Development Costs related to new products of ($159,895).

The Company’s total cash position increased by $80,267 during the year.

Fiscal 2000 Ended 9/30/2000

The Company had a working capital deficit of ($285,929) as of 9/30/2000.

Cash Used in the Twelve Months Ended 9/30/2000 Operating Activities totaled ($144,999) including the Net Loss of ($785,638). Significant non-cash adjustments included amortization of $38,425; Inventory of $118,759; Adjustment for royalties settled by the issuance of share of $539,593. Other adjustments included Accounts Receivable of ($16,803) and Accounts Payable and Accrued Liabilities of ($39,335).

Cash Provided by Financing Activities totaled $196,356, consisting of increase in amounts due to related parties of $147,803, an increase of amounts Due to Related Parties of contractual amounts payable of $147,803 and proceeds from issuance of share capital of $63,000 as well as repayment of long-term debt totaling ($16,338).

Cash Used in Investing Activities totaled ($82,699) which was cash paid for Development Costs for new products of ($81,303) and the acquisition of capital assets of ($1,396).

The Company’s cash position at the end of Fiscal Year 2000 decreased by ($31,342).

Fiscal 1999 Ended 9/30/1999

The Company had a working capital deficit of ($182,382) at 9/30/1999.

Cash generated used in Twelve Months Ended 9/30/1999 Operating Activities totaled ($225,490), including the Net Loss of ($330,395). Significant adjustments included Amortization of $24,016; A decrease in accounts receivable of $21,656; an increase in inventory of ($76,571); a decrease in prepaid expenses of $410; and, an increase in accounts payable and accrued liabilities of $135,394.

Cash Provided by Financing Activities totaled $218,155. Significant items included the increase of $184,799 Due to Related Parties and the repayment of long term debt in the amount of ($10,503). There was also an Increase of Loan Payable of $1,715.

Cash Used in Twelve Months Ended 9/30/1999 Investing Activities was nil.

The Company’s cash position during Fiscal Year 1999 decreased by ($7,335).

US GAAP Reconciliation with Canadian GAAP

The financial statements of the Company have been prepared in accordance with accounting principals generally accepted in Canada. These differ in certain respects with those principals and practices generally accepted in the United States.

Under Canadian GAAP, transfers of business under common control are measured at the exchange amount which is based on the fair value of the company. Under US GAAP, transfers of entities under common control are recorded at historical cost. The Company recorded the acquisition of True Golf Technologies under Canadian GAAP at the fair value at the time of acquisition of $240,000 which resulted in goodwill of $239,880. Under US GAAP, the acquisition was recorded at historical cost of $600. As a result, US GAAP requires an adjustment to reduce the amount of goodwill recorded to $480 and associated amortization and write-down of goodwill for the years ended September 30, 2002, 2001 and 2000.

Under Canadian GAAP, development costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, development costs must be expensed as incurred. Therefore, the Company’s US GAAP financial statements require Deferred Development costs of $129,731 in 2001 (FY 2001 – 241,198; FY 2000 - $81,303) to be expensed which had the result of increasing the Net Loss and Deficit and reducing the Company’s Total Assets for US GAAP for the year by the same amount.

Under Canadian GAAP, basic earnings per share is calculated using the weighted number of shares outstanding during the year. Full diluted earnings per share assumes that the outstanding warrants at the end of the year has been exercised at the beginning of the year. Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted to common stock or resulted in the issuance of common stock that then shared in the earning of the entity. For this reason, the 3,566,666 common shares currently escrowed have been excluded for reporting loss per share on a US GAAP basis. Therefore, the Weighted Average Number of Shares Outstanding Per US GAAP for FY 2002 was 8,667,901 (FY 2001 - 7,395,471; FY 2000 – 5,649,970).

The Company measures compensation expense relating to employee stock option plans using the intrinsic value method. Pursuant to SFAS No. 123, the compensation charge associated with consultants’ options and warrants has been recorded for US GAAP purposes using the fair value method. This has the effect of increasing the Net Loss under US GAAP by $35,700 for 2002 (2001 - $11,400; 2000 - $38,400).

Research and Development

The Company’s products are covered by several patents: The Firelight II barbeque unit has received US Patents 348461 and 378998, as well as other foreign patents; The Accu-master system is covered by US Patent 5597361 as well as other foreign patents.

The Company is currently conducting research and development on improving its Accu-master product. The R&D activities are directed by Company management for Firelight and the work is conducted on a contract basis by Simon Fraser University in Vancouver, British Columbia. This research includes making the product more responsive in a range of outside temperatures as well as reducing the cost of manufacturing. For 2002, the Company spent $10,226 (FY 2001 - $1,149; FY 2000 - $59,858) on Research and Development activities.

Trend Information

Due to the construction of new golf courses and the rise of the number of younger golfers, management believes the golf industry, including the golf improvement segment, will remain on a growing pace.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 9/30/2002 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada, except Scott Walters and Philip Bucknell who reside in the United States.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed
Norman (Brad) Hope	60	1988
June Hope (1)	58	1991
Roy McDonald (1)	62	1990
Scott Walters (1)	57	1993
Philip Bucknell	56	2001

 (1)  Members of the Audit Committee of the Board of Directors.

Norman (Brad) Hope is President and Chief Executive Officer of the Company. Mr. Hope has over 25 years of business experience as an entrepreneur and founder of several successful private and public companies. For eight years prior to his involvement with Firelight, he founded and operated the largest aquaculture farm on the British Columbia coast. Mr. Hope oversaw the operation with more than 200 employees and the Company’s subsequent listing on the Vancouver and Toronto Stock Exchanges. After leaving aquaculture, Mr. Hope developed the Firelight II barbeque unit. Mr. Hope is married to Director June Hope.

June Hope is a Director of the Company and is the wife of Company President Brad Hope. She and her husband jointly started and operated a pacific salmon farm which grew into the largest aquaculture farm on the British Columbia coast. At the present time she directs the processing and fulfillment of all orders produced by the Company.

Roy McDonald is a Director and Vice-President. Mr. McDonald brings over 25 years of business experience to the Company which includes an extensive background in oil, gas and land lease acquisition. Mr. McDonald has been active in the oil and gas business in Alberta as a senior landman which included acquiring oil and gas mineral leases, surface leases for drilling oil and gas wells and leasing pipeline right of way.

Philip Bucknell is a Director and Vice-President. Mr. Bucknell graduated with a LLB (honors) from Southampton University. His experience includes 20 years as a stockbroker and money manager with major firms in London, England where he was responsible for the management of several large pension funds. Most recently, Mr. Bucknell was a full-time consultant to Citibank Global Asset Management working on the Euro implementation project for its worldwide investment management operations.

Scott Walters is a Director of the Company. Mr. Walters has an extensive background in product development and marketing. He has successfully developed and patented several products of his own which he has subsequently brought to market. He is president of his own gas grill and barbeque retail marketing network, Wescott Associates. Mr. Walters is also Vice-President of marketing for Ducane Co., the Company’s marketing partner for its Firelight II product.

Table No. 6 lists, as of 9/30/2002, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada.

Table No. 6

Executive Officers

Name	Position	Age	Date of Appointment

Norman B. Hope (1)	President	59	1988
Roy McDonald (2)	Vice-President & Secretary/Treasurer	62	1990
Philip Bucknell (3)	Vice-President	55	2001

(1)

He spends 100% of his time on the affairs of the Company.

(2)

He spends 100% of his time on the affairs of the Company.

(3)

He spends 75% of his time on the affairs of the Company.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.  There are no family relationships between any two or more Directors or Executive Officers other than the fact that Norman B. Hope and June Hope are husband and wife.

COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2002 ended 9/30/2002 was $27,151.

Table No. 7

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Options/ Awards(s)	All Other Payouts/ Compensation

Norman B. Hope	2002	Nil	Nil	Nil	$24,651
President/Director	2001	Nil	Nil	Nil	Nil
	2000	Nil	Nil	218,000	$389,796

Roy McDonald	2002	Nil	Nil	Nil	$2,500
Vice-President/Director	2001	Nil	Nil	Nil	Nil
	2000	Nil	Nil	117,000	$389,796

# The Other Compensation for FY 2000 is composed of Royalty payments received by Multivision Holdings under agreements with Firelight. Multivision is 50% owned by Mr. Hope and 50% by Mr. McDonald.  Other Compensation for FY 2002 for Mr. Hope was composed of reimbursement for additional expenses incurred on behalf of the Company. Other Compensation for FY 2002 for Mr. McDonald was Professional Fees for consulting services performed.

Other than disclosed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Except for the stock option program, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

As of 9/30/2002, in addition to Directors, Officers and Consultants, the Company had 1 full time employee. None of the Company’s employees is covered by a collective bargaining agreement.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of 9/30/2002, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent of Class #

Common	Norman B. Hope (1)	3,187,246	24.12%
Common	Roy McDonald (2)	3,762,418	28.37%
Common	June Hope	41,500	0.32%
Common	Scott Walters	204,000	1.59%
Common	Philip Bucknell (3)	422,000	3.23%

	Total Directors/Officers	7,617,164	54.75%

(1)

172,500 shares represent 50% of the shares held indirectly through 873179 Alberta, a private company 50% owned by Norman B. Hope who has 50% voting rights; 218,000 of these shares represent currently exercisable share purchase options; 2,374,991 of these shares represent 50% of the share ownership position of Multivision Holdings Ltd., a private company which is 50% owned by Norman B. Hope where he has 50% voting rights; 172,500 represent common stock warrants held indirectly through 873179 Alberta, a private company 50% owned by Norman B. Hope who has 50% voting rights.

(2)

217,000 of these shares represent currently exercisable share purchase options; 2,374,991 of these shares represent 50% of the share ownership position of Multivision Holdings Ltd., a private company which is 50% owned by Roy McDonald where he has 50% voting rights; 172,500 shares represent 50% of the shares held indirectly through 873179 Alberta, a private company 50% owned by Roy McDonald who has 50% voting rights; 50,000 of these shares represent warrants and 162,500 are common shares owned by 932173 Alberta, a private company controlled by Roy McDonald; 172,500 shares represent 50% of the warrants held indirectly through 873179 Alberta, a private company 50% owned by Roy McDonald who has 50% voting rights.

(3)

260,000 of these shares represent currently exercisable share purchase options and 50,000 represent share purchase warrants.

#   Based on 12,823,252 shares outstanding as of 9/30/2002 and stock options held by each beneficial holder exercisable

    within sixty days.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of only one persons/company who beneficially owns 10% or more of the Registrant's voting securities, Multivision Holdings Ltd., a private company owned 50% by Norman B. Hope, the President and a Director of the Company, and 50% by Roy McDonald, the Vice President and a Director of the Company. As of September 30, 2002, Multivision owned 4,749,983 shares representing 37% of the Company.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The Company pays no project management and consulting fees to directors of the Company and/or companies under common control.

On March 26, 1991, the Company entered into a licensing agreement with Multivision Holdings Ltd., a Company 50% owned by Norman B. Hope, the President and a Director of the Company, and Roy McDonald, the Vice President and a Director of the Company. By the terms of this agreement, the Company was granted a license to manufacture, package, distribute and sell the “Firelight II” portable camp stove and barbecue anywhere in the world.  The Company had to pay a royalty of $3.50 per unit sold for each of the first 150,000 units and $2.75 per unit sold for each unit sold thereafter. The Company also had to pay a royalty of $1.00 for each of the griddle attachments related to the product which were sold and a royalty of $1.00 for each of the adaptor attachments related to the product sold. Further, the Company agreed to pay royalties for the following minimum number of units of the products:

1.

During the calendar year 1991, 10,000 units of the product; and,

2.

During each and every calendar year, from and including the calendar year 1992, throughout the term of the agreement, 25,000 units of the product.

This agreement terminates on March 26, 2011. The Company believes that this agreement was at fair market value and that the costs associated with it were at prevailing market prices.

On January 1, 1994, the Company was granted an exclusive license from Multivision Holdings Ltd., a Company 50% owned by Norman B. Hope, the President and a Director of the Company, and Roy McDonald, the Vice President and a Director of the Company, to manufacture, package, distribute and sell the Accu-master Golf Club Strike Indicator anywhere in the world.  By the terms of this license agreement, the Company agreed to pay Multivision Holdings Ltd. a royalty in the amount of $0.10 per Accu-master unit sold and on those Accu-master units purchased from Multivision Holdings Ltd., Multivision Holdings Ltd. would receive a premium of $0.10 for each of the units sold. Further, the Company agreed to pay royalties for the following minimum number of units of the products:

1.

During the calendar year 1994, 20,000 units of the product;

2.

During the calendar year 1995, 50,000 units of the product; and,

3.

During each and every calendar year, from and including the calendar year 1996, throughout the term of the Agreement, 50,000 units of the product.

The agreement terminates on January 1, 2014. The Company believes that this agreement was at fair market value and that the costs associated with it were at prevailing market prices.

Royalty payments to companies owned by Mr. Hope and Mr. McDonald by the Company under these agreements over the past 3 fiscal years totaled zero in 2002; $73,750 in 2001; $539,593 in 2000. A substantial portion of the amounts due to Multivision have been satisfied through the issuance of common shares of the Company which has been subject to Canadian Venture Exchange approval.

During FY 2002, the principals of Multivision, Roy McDonald and Brad Hope, who also serve as officer and directors of the Company, agreed to forgive royalties due to Multivision by the Company for FY 2002. The agreement was in conjunction with the Company making application to the TSX Venture Exchange for the extension and a revised release schedule for common shares owned by Multivision held in escrow.

On June 5, 1992, the Company sold the marketing rights to the “Firelight II” portable camp stove and barbecue to the Ducane Company. The original term of this agreement was for five years from January 1, 1993. Since January 1, 1998, the expiration date of the Agreement, the Ducane Company has continued to market the product and to pay the royalty to the Company based upon the original terms; however, there is currently no formal agreement in place. The terms of this agreement call for:

a.

The Company to earn a royalty in the amount of U.S.$7.00 for each unit of the product sold by Ducane until a cumulative total of 200,000 units have been sold during the term of the Agreement.

b.

The Company shall earn a royalty of U.S.$6.00 for each unit of the product sold by the Ducane Company after 200,000 units have been sold.

The Company shall provide a credit of U.S.$1.00 for each unit sold to be used by the Ducane Company expressly for advertising the Company’s products. Scott Walters, a director of Firelight, is marketing director of Ducane Company. Mr. Walters currently markets several lines of Barbeque Grills, but none of them compete directly with the Company’s Firelight II product.

On March 27, 2000, the Company purchased certain assets from TrueGolf Technologies Inc. a company owned 50% by Norman B. Hope, the President and a Director of the Company, and Roy McDonald, the Vice President and a Director of the Company. The purchase price was $240,000 and was paid by the issuance of 600,000 common shares of the Company to Messers Hope and McDonald. The Company believes the assets acquired were at fair value and the costs were at prevailing market prices.

On August 16, 2001 the Company entered a loan agreement with 932173 Alberta Ltd., a private corporation controlled by Roy McDonald, the Secretary/Treasurer and a Director of the Company. The Loan was for $100,000. Repayment terms called for payment to the lender of $40,000 by September 30, 2001; $52,500 by October 31, 2001; and $40,000 by November 30, 2001 and provide a security interest in the golf teaching videos until payout. The agreement further provides for the issuance of 50,000 share purchase warrants as a bonus to 932173 Alberta Ltd., with each warrant entitling the holder to purchase one common share of the Company at an exercise price of $0.50 for a period of 2 years. The number of warrants will be reduced or cancelled if the loan is reduced or paid out before the warrants expire and one year of the warrant term has elapsed. As of September 30, 2002 the loan remains outstanding and the amount payable under the loan and accrued interest was $110,860.

The Company entered into a loan agreement with the spouse of a director of the Company. The principal sum of $13,000 plus interest at 10%, compounding semi-annually. There are no fixed repayment terms. As of September 30, 2002, the loan remains outstanding and the amount payable under the loan and accrued interest was $21,693.

The Company entered into a private loan of $10,000 from 932173 Alberta, a private company controlled by Roy McDonald. The loan is secured by a security interest in the golf teaching videos until payout. The loan is due on demand and bear interest at $150 per month. The Company also granted 5,000 share purchase warrants to the lender which expire June 30, 2003. As of September 30, 2003, the loan remains outstanding and the amount payable under the loan and accrued interest was $10,540.

On January 15 2002, the Company entered into an agreement with creditors, including Company director’s Brad Hope and Roy McDonald, to settle indebtedness of $106,500 through the issuance of 532,500 common shares at a deemed price of $0.20 per share subject to the approval of the Canadian Venture Exchange.

On March 27 2002, the Company entered into an agreement with Corporate and Advisory LLC, a company controlled by Company director Philip Bucknell, to pay Corporate and Advisory 16,666 common shares per month at a deemed price of $0.25 per common share for providing consulting services to Firelight.

Other than as disclosed above, there have been no transactions since 1/09/1995, or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Interests of Experts and Counsel

The Consent of the Company’s Independent Auditor White Kennedy has been included as an exhibit to this Annual Report.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of White-Kennedy LLP, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Export Sales

For the most recent year, export sales accounted for approximately 25% of the Company’s revenue, with the majority of the export sales occurring in Japan under a distribution agreement with Time-Life Inc. while sales in Great Britain and Australia accounting less than 5% of the year’s revenues. Subsequent to the end of the fiscal year, the Company’s orders from Japan have continued to grow. Management believes export sales will continue to be an important revenue segment, but that the North American market will remain its primary source of revenues.

Dividends

The Company has not paid any dividends on the shares of the corporation since the date of its incorporation. Management does not anticipate paying any dividends in the immediate or foreseeable future.

Item 9.  Offer and Listing of Securities

As of 9/30/2002, the authorized capital of the Company was an unlimited number of common shares without par value and an unlimited number of preferred non-voting shares without par value. As of this date there were 12,823,252 common shares issued and outstanding and no preferred non-voting shares outstanding.

Common Shares: Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

Dividends: Subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to attach to any series of Preferred Shares, the Directors shall have complete uncontrolled discretion to pay dividends on any class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any of all profits or surplus available for dividends.

Preferred Shares: Holders of preferred non-voting shares are not entitled to receive notice of or to be present at or vote either in person or by proxy at any general meeting of the Company by virtue of or in respect of their holding of Preferred Shares.

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purposes of winding-up its affairs.

When any dividends or amounts payable on a repayment of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and on any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining, thereafter, shall be applied towards the payment and satisfaction of claims in respect of dividends.

The Preferred Shares shall be entitled to preference over the Common Shares of the Company and over any other shares ranking junior to the Preferred Shares with respect to payment of dissolution or wind-up of the Company whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.  Nothing in this paragraph shall limit the right of the Company to pay a dividend on its Common Shares to the holders of its Common Shares or any other shares ranking junior to the Preferred Shares without participation therein by the holders of the Preferred Shares.

On the winding-up, liquidation ore dissolution of the Company or upon the happening of any other event giving rise to a distribution of the Company’s assets other than by way of dividend, amongst its shareholders for the purposes of winding-up its affairs, the holders of all Common Shares shall be entitled to participate pari passu.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of Alberta.  Unless the Company Act or the Company's Articles or memorandum otherwise provide, any action to be taken by a resolution or the members may be taken by an ordinary resolution or by a vote of a majority of more of the shares represented at the shareholders' meeting.

The Company's Articles and the Alberta Company Act contain provisions which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.

Transferring the Company's jurisdiction from Alberta to another jurisdiction;

b.

Giving financial assistance under certain circumstances:

c.

Certain conflicts of interest by Directors;

d.

Disposing of all or substantially all of the Company's undertakings;

e.

Removing a Director before the expiration of his term of office;

f.

Certain alterations of share capital;

g.

Changing the Company name;

h.

Altering any restrictions of the Company's business; and,

i.

Certain reorganizations of the Company.

Escrowed Shares: On June 19, 1989 the Company issued 566,666 (post-consolidated) common shares at an ascribed value of $0.75 per share in exchange for all of the issued and outstanding shares of Firelight Leisure Corporation.  These shares are held in escrow and will be released subject to the consent of the Canadian Venture Exchange at the rate of one share for each $0.36 of cash flow generated by the Company.  The escrow agreement provides that any of these shares remaining in escrow on September 16, 2001 will be cancelled.  These shares were recorded at a value of $1 each.

On September 16, 1991 the Company issued 3,000,000 (post-consolidated) common shares at an ascribed value of $0.60 per share in exchange for an exclusive license to manufacture and market the “Firelight II” portable camp stove and barbecue on a worldwide basis.  These shares are held in escrow and will be released subject to the consent of the Canadian Venture Exchange at the rate of one share for each $0.36 of cash flow generated by the Company. The escrow agreement provides that any of the shares remaining in escrow on September 15, 2001 will be cancelled.  These shares were recorded at a value of $227,500.

Although the deadline for the cancellation for the escrow shares has passed, the Company, pursuant to Canadian Securities Administrators Notice 46-302, made application to the TSX Venture Exchange to adjust the existing time release escrow agreement. The TSX Exchange has given conditional approval to the requested change if the Company’s disinterested shareholders approved at the General Meeting scheduled for August 27, 2002. Under the terms of the proposed new escrow agreement, the escrowed shares will be released at the rate of 5% on each of the 6, 12, 18 and 24 month anniversary of the date of the TSX Venture Exchange Bulletin consenting to the change. Thereafter, the remaining escrowed shares will be released at the rate of 10% every six months. The arrangement was approved by the disinterested shareholders at the general meeting held on August 27, 2002.

There are no restrictions on the repurchase or redemption of shares of the common stock of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company is not aware of any restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Company’s securities, other than those discussed in ITEM 10, “EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS”.

The Company has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of CIBC Mellon Trust Company (located in Calgary, Alberta, Canada), the registrar and transfer agent for the common shares.

On 9/30/2002, the shareholders' list for the Company's common shares showed 77 registered shareholders and 12,823,255 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 18 "holders of record" resident in the United States.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 300 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the Canadian Venture Exchange for the Company's common shares for the last ten fiscal quarters.

Table No. 9

Canadian Venture Exchange

 Common Shares Trading Activity

(Canadian Dollars)

Period Ended	High	Low	Closing	Average Daily Volume
November 2002	$0.19	0.12	0.19	1,976
October 2002	0.16	0.11	0.12	2,500
September 2002	0.20	0.13	0.13	3,650
August 2002	0.22	0.10	0.18	7,783
July 2002	0.20	0.15	0.17	5,300
June 2002	0.26	0.16	0.23	4,300

Quarter Ended 9/30/2002	$0.22	0.10	0.12	4,574
Quarter Ended 6/30/2002	0.27	0.16	0.23	7,175
Quarter Ended 3/31/2002	0.33	0.17	0.27	8,450
Quarter Ended 12/31/2001	0.32	0.15	0.20	3,550

Quarter Ended 9/30/2001	$0.40	0.21	0.25	6,960
Quarter Ended 6/30/2001	0.48	0.25	0.30	8,850
Quarter Ended 3/31/2001	0.65	0.21	0.40	21,800
Quarter Ended 12/31/2000	0.56	0.18	0.19	21,400

Quarter Ended 9/30/2000	$0.70	0.20	0.53	24,050
Quarter Ended 6/30/2000	0.69	0.19	0.30	2,500
Quarter Ended 3/31/2000	0.55	0.21	0.55	15,450
Fiscal Year Ended 9/30/01	$0.65	0.18	0.25	14,760
Fiscal Year Ended 9/30/00	0.70	0.19	0.53	12,600
Fiscal Year Ended 9/30/99	0.74	0.17	0.25	6,250
Fiscal Year Ended 9/30/98	2.05	0.55	0.65	6,700
Fiscal Year Ended 9/30/97	2.10	0.15	0.63	22,700

Table No. 10 lists, as of 9/30/02, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Common Stock Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

01/15/01	300,000	$0.55	01/15/03
05/17/01	152,000	$0.30	05/17/03
06/01/01	50,000	$0.50	06/01/03
	502,000

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to  marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delists and other enforcement actions.  All CDNX notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

LEGAL PROCEEDINGS

In October 1999, the Company commenced legal action against several companies in the United States regarding the distribution contract for the Company’s Accu-master golf instruction product. A trial related to the original marketing agreement was scheduled to be heard April 22, 2002. Before the case came to trial, the parties in the case reached a settlement satisfactory to both parties which included the payment of $33,000 cash to Firelight and all claims and counter-claims have been dismissed.

Item 10.  Additional Information

A. Share Capital

The authorized capital of the Company is an unlimited number of common shares. As of September 30, 2002, the date of the close of the last audited period, the Company had 12,823,255 common shares outstanding. All shares issued have been fully paid.

The Company has financed its operations through the issuance of common shares through private placements and debt settlements, the exercise of warrants issued in the private placements, and the exercise of stock options.  Over the past 5 years, more than 10% of the capital has been paid for with assets other than cash. Share issuances include:

Fiscal 1996:  80,000 options at $0.13 raising $10,400; 156,862 warrants at $0.17 raising $26,666; and 68,000 options raising $12,920. Private placement of 250,000 shares at $0.19 raising $57,500.

Fiscal 1997: 269,000 options were exercised at $0.19 raising $51,110; 384,615 warrants were exercised at $0.17 for proceeds of $65,385.

Fiscal 1998: 100,000 shares at $0.70 to settle debt totaling $70,000 shares; Issuance of 465,000 shares at $1.00 per share in a private placement raising $465,000; 158,000 options at $0.13 raising $20,540; 15,000 options at $0.20 raising $3,000; 10,000 options at $0.60 raising $6,000.

Fiscal 1999:  No shares were issued in Fiscal Year 1999.

Fiscal 2000:  833,000 shares were issued at a deemed price of $0.40 per share to settle debt totaling $353,200; 140,000 options were exercised at $0.20 for $28,000; 100,000 shares were issued in a private placement for $35,000; 600,000 shares were issued in share acquisition agreement at a deemed price of $0.40 totaling $240,000.

Fiscal 2001:  466,000 shares were issued due to the exercise of stock options for proceeds of $128,070 (441,000 exercised at $0.27; 25,000 exercised at $0.36); 300,000 shares were issued in a private placement at $0.45 for $135,000; 152,000 were issued in a private placement at $0.30 for $45,600;

Fiscal 2002:  232,000 common shares were issued pursuant to private placements for proceeds of $61,600 (102,000 shares at $0.30; 30,000 shares at $0.20; 100,000 at $0.25); 802,500 shares were issued pursuant to settle debt totaling $190,500 (300,000 shares at a deemed price of $0.30; 502,500 shares at a deemed price of $0.20); 600,000 shares were issued pursuant to a contractual agreement at a deemed price of $0.50 per share, or $300,000 total; 107,200 shares were issued pursuant to a consulting agreement at a deemed price of $0.44 per share, or $47,168.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) and the British Columbia Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares.  No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with Canadian Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 9/31/2002, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exercise Price	Expiration Date

Norman Hope	100,000 118,000	$0.27 $0.40	03/09/05 11/02/02

Roy McDonald	100,000 117,000	$0.27 $0.40	03/09/05 11/02/02

Philip Bucknell	210,000 50,000	$0.40 $0.20	11/02/02 01/09/07

Total Officers/Directors (3 Persons)	645,000
Total Employees/Consultants (5 Persons)	407,000

Total Officers/Directors/ Employees	1,102,000

On March 9, 2002 the Company renewed certain stock options held by consultants to the Company. These options totaled 157,000 shares at an exercise price of $0.27 and were originally scheduled to expire 3/09/02 and were renewed for a term ending 3/09/04.

Memorandum and Articles of Association

There are no restrictions upon the business the Company may carry on in the Articles of Incorporation.

There are no restrictions upon the Director’s right to vote upon any arrangement or contract in which the Director is materially interested; no restrictions upon Directors voting themselves compensation in the absence of a quorum: no restrictions upon borrowing powers exercisable by Directors. There is no retirement age for Directors. There is no number of shares required to be owned to qualify to be a Director.

The Directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares out of any or all profits or surplus available.

In the event of a liquidation or winding up of the Corporation, the holders of any preferred shares outstanding will be entitled to receive the Redemption Amount payable in respect to such shares in priority to the holders of Common Shares and the preferred shares shall have no further right to participate in profits or assets and all other distributions.

Each holder of common shares shall have one vote per common share. Large shareholders receive no preferences over other shareholders.

The required actions necessary to change the rights of holders of the stock are not defined in the Articles of Incorporation. Any change in the rights of holders of a particular class of shares is governed by the Business Corporations Act (Alberta) and is an extra-ordinary matter that requires the approval of not less than two-thirds of the votes cast by the shareholders who voted on such in respect of that resolution or signed by all shareholders entitled to vote on that matter. Shareholders, in certain circumstances, will be entitled to dissent rights under the Business Corporations Act (Alberta) for changes to share provisions.

The conditions governing the manner in which annual meetings and extraordinary general meetings of shareholders are convoked are not defined in the Articles of Incorporation. Under the Business Corporations Act (Alberta), the Company must hold an annual meeting of shareholders within 15 months from the last meeting of shareholders. In addition, holders of not less than 5% of the issued and outstanding shares that are entitled to a vote at a meeting of shareholders may requisition the directors of the Company to call a meeting of shareholders for the purpose stated on the requisition.

There are no limitations on the rights to own securities in the Articles of Incorporation.

There are no provisions in the Articles of Incorporation that would delay, defer or prevent a change of control of the Company.

There are no provisions in the Articles of Incorporation governing the threshold above which shareholder ownership must be disclosed.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Taxation.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company would potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to the treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interests therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitation, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than being subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The management of the Registrant believes that the Company is not a PFIC. However, there can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements which will be imposed on QEFs.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

Statement of Experts

The Company’s financial statements have been audited by White Kennedy, Chartered Accountants, Suite 102 – 330 Ellis Street, Penticton, B.C. V2A 4L7. White Kennedy’s Auditor’s Report is included in the document in the Report and Consolidated Financial Statements for the years ended September 30, 2001 and 2000.

Item 11.  Disclosures about Market Risk

Not Applicable

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and

Use of Proceeds

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of White Kennedy, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

For Fiscal 2002, Fiscal 2001, and Fiscal 2000

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement.  The report of White and Kennedy, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated March 31, 2003

Consolidated Balance Sheets at 9/302002, 9/30/2001 and 9/30/2000

Consolidated Statement of Operations and Deficit

For the Years ended September 30, 2002, 2001 and 2000 and Cumulative, inception to September 30, 2002.

Consolidated Statements of Cash Flow

For the years ended September 30, 2002, 2001 and 2000 and Cumulative, inception to September 30, 2002.

Consolidated Statement of Shareholders’ Equity

Notes to Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

Page Number

1. Certificate of Incorporation, Certificates of Name Change Articles of Incorporation and By-Laws (Previously Filed)
2. Instruments defining the rights of holders of the securities being registered
***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

A.

Licensing Agreement between Multivision Holdings and Blusesky Leisure (Firelight) for the “Firelight II” Barbeque unit dated March 26, 1991    (Previously Filed)

B.

Licensing Agreement between Multivision Holdings and Firelight for the Accu-master Golf Club Strike Indicator dated January 1, 1994 (Previously Filed)

C.

Share Purchase Agreement between Firelight and True Golf Technologies dated March 27, 2000 (Previously Filed)

D.

Memorandum of Agreement between Firelight and Ducane Company for the “Firelight II” barbeque unit dated June 5, 1992. (Previously Filed)

E.

Agreement between Firelight and Butch Harmon dated August 21, 2000 (Previously Filed)

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A

8. List of subsidiaries

A.

Firelight Leisure Corporation (formerly Bluesky Leisure Products Inc.), incorporated in Alberta October 24, 1988.

B.

True Golf Technologies, incorporated in the Province of Alberta

9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other documents:

Certification of President
Certification of Secretary/Treasurer Consent of Independent Auditor

Signature Page

FIRELIGHT CORPORATION

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002 and 2001

(Stated in Canadian Dollars)

SEE ACCOMPANYING NOTES

AUDITORS’ REPORT

To the Directors of

Firelight Corporation

We have audited the consolidated balance sheets of Firelight Corporation as at September 30, 2002 and 2001 and the consolidated statements of loss, deficit and cash flows for each of the years in the three year period ended September 30, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

On January 15, 2003, we reported separately to the shareholders of Firelight Corporation on the financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Penticton, Canada	“White Kenndedy”
January 15, 2003	Chartered Accountants

Comments by Auditors for US Readers on Canada – US Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by condition and events that cast substantial doubt on the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed, in Note 1 to the financial statements and in respect of the Company’s working capital deficiency and substantial losses from operations, substantial doubt about the Company’s ability to continue as a going concern exists.  The accompanying financial statements do not include any adjustments that might result form the outcome of this uncertainty.

Our report to the shareholders dated January 15, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Penticton, Canada	“White Kenndedy”
January 15, 2003	Chartered Accountants

FIRELIGHT CORPORATION

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and 2001

(Stated in Canadian Dollars)

ASSETS	2002	2001
Current
Cash	$ 29,935	$ 43,599
Accounts receivable	124,982	47,774
Inventory	51,056	33,463
Prepaid expenses	25,979	7,404

	231,952	132,240
Capital assets – Note 3	6,854	6,236
Other assets – Note 4	435,974	607,756

	$ 674,780	$ 746,232

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 517,120	$ 445,080
Deferred income	17,856	23,593
Loans payable – Note 5	143,093	170,870
Current portion of long-term debt – Note 6	-	5,815

	678,069	645,358
Due to related parties – Note 8	233,504	403,207

	911,573	1,048,565

SHAREHOLDERS’ DEFICIENCY
Share capital – Notes 7 and 15	3,302,535	2,703,267
Share subscriptions – Note 7	-	175,000
Equity component of loans payable – Note 5	-	10,700
Deficit	(3,539,328)	(3,191,300)

	(236,793)	(302,333)

	$ 674,780	$ 746,232

Nature and Continuance of Operations – Note 1

Commitments – Notes 5, 7 and 9

Contingent Liability – Note 10

APPROVED ON BEHALF OF THE BOARD:

“Roy McDonald” , Director	“Brad Hope” , Director

SEE ACCOMPANYING NOTES

FIRELIGHT CORPORATION

CONSOLIDATED STATEMENTS OF LOSS

for the years ended September 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

			(Restated
			– Note 12)
	2002	2001	2000
Revenue
Sales	$ 1,031,506	$ 455,529	$ 78,493
Royalties	62,833	4,964	2,083
Other	112	10,153	56,597

	1,094,451	470,646	137,173

Direct Costs
Freight	21,891	53,000	1,962
Media costs	242,518	91,272	-
Product costs	1,112	247	4,014
Purchases and production costs	357,173	45,658	134,806
Royalties	162,078	6,970	-
Write-down of inventory	-	79,312	-

	784,772	276,459	140,782

	309,679	194,187	(3,609)

General and administrative expenses – Schedule 1	657,707	748,031	782,029

Operating loss before other item	(348,028)	(553,844)	(785,638)
Other item:
Write-down of goodwill	-	(224,743)	-

Net loss for the year	$ (348,028)	$ (778,587)	$ (785,638)

Basic and diluted loss per share	$ (0.03)	$ (0.07)	$ (0.09)

Weighted average number of shares outstanding	12,234,567	10,962,137	9,216,636

FIRELIGHT CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended September 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

(Restated
– Note 12)
	2002	2001	2000
Deficit, beginning of the year
As previously reported	$ (3,191,300)	$ (2,307,776)	$ (1,579,481)
Adjustment to prior years’ figures – Note 12	-	(104,937)	(47,594)

As restated	(3,191,300)	(2,412,713)	(1,627,075)

Net loss for the year	(348,028)	(778,587)	(785,638)

Deficit, end of the year	$ (3,539,328)	$ (3,191,300)	$ (2,412,713)

FIRELIGHT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended September 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

			(Restated
			– Note 12)
	2002	2001	2000
Operating Activities
Net loss for the year	$ (348,028)	$ (778,587)	$ (785,638)
Adjustments to reconcile net loss used in operating activities:
Amortization	32,347	27,368	38,425
Amortization of Pros Incorporated rights	30,225	30,225	-
Write–down of goodwill	-	224,743	-
Write–down of inventory	-	79,312	-
Development costs charged to direct costs	111,467	24,885	-
Adjustment for retainer and consulting fees not paid in cash	147,168	175,000	-
Adjustment for royalties not paid in cash	-	-	539,593
Changes in non-cash working capital items related to operations:
Accounts receivable	(77,208)	(8,257)	(16,803)
Inventory	(17,593)	(33,463)	118,759
Prepaid expenses	6,425	(6,904)	-
Accounts payable and accrued liabilities	72,040	198,837	(39,335)
Deferred income	(5,737)	23,593	-

Cash used in operating activities	(48,894)	(43,248)	(144,999)

Financing Activities
Increase (decrease) in bank indebtedness	-	(37,790)	28,829
Increase (decrease) in loan payable	(38,477)	143,529	1,891
Repayment of long-term debt	(5,815)	(15,171)	(16,338)
Increase in due to related parties	20,797	200,747	100,918
Proceeds from issuance of share capital	61,600	128,070	63,000
Equity component of loans payable	-	10,700	-

Cash provided by financing activities	38,105	430,085	178,300

Investing Activities
Acquisition of capital assets	(2,875)	(4,216)	(1,396)
Acquisition of rights	-	(155,364)	-
Development costs	-	(184,780)	(34,418)

Cash used in investing activities	(2,875)	(344,360)	(35,814)

Increase (decrease) in cash during the year	(13,664)	42,477	(2,513)

Cash, beginning of the year	43,599	1,122	3,635

Cash, end of the year	$ 29,935	$ 43,599	$ 1,122

…/Cont’d.

FIRELIGHT CORPORATION

Continued

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended September 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

Supplementary Disclosure

Cash paid for:
Interest	$ 36,025	$ 16,477	$ 3,267

Income taxes	$ -	$ -	$ -

Non-cash Transactions

During the year ended September 30, 2002:

–

the Company issued 600,000 common shares at $0.50 per share ($300,000) as payment of a retainer.  $175,000 was included in share subscription in the prior year.  $100,000 has been expensed during the current year and $25,000 is included in prepaid expenses.

–

the Company issued 802,500 common shares at between $0.20 and $0.30 per share to settle a total of $190,500 of debts owing to related parties.

–

the Company issued 107,200 common shares at $0.44 per share ($47,168) pursuant to service contract agreements.

–

the Company reclassified the equity component of loans payable included in shareholders’ deficiency in 2001 to loans payable.

During the year ended September 30, 2001:

–

the Company issued 300,000 common shares at $0.45 per share to settle $135,000 of amounts owing to related parties.

–

the Company has agreed to issue 350,000 common shares at $0.50 per share relating to payment of a retainer.  $175,000 has been included in share subscriptions.

During the year ended September 30, 2000:

–

the Company issued 600,000 common shares at $0.40 per share pursuant to the acquisition of True Golf Technologies Inc. for $240,000.

–

the Company issued 883,000 common shares at $0.40 per share to settle $353,200 of debts owing to related parties.

FIRELIGHT CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the years ended September 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

				Equity
	Common Stock			Component	(Restated	(Restated
	Issued		Share	of Loans	– Note 12)	– Note 12)
	Shares	Amount	Subscriptions	Payable	Deficit	Total
Cumulative totals to September 30, 1999	8,592,555	$ 1,783,997	$ -	$ -	$ (1,627,075)	$ 156,922
Issue of shares for cash pursuant to the exercise of share purchase options – at $0.20	140,000	28,000	-	-	-	28,000
Issue of shares for cash pursuant to a private placement – at $0.35	100,000	35,000	-	-	-	35,000
Issue of shares pursuant to a share acquisition agreement – at $0.40	600,000	240,000	-	-	-	240,000
Issue of shares pursuant to a debt settlement agreement – at $0.40	883,000	353,200	-	-	-	353,200
Net loss for the year ended September 30, 2000	-	-	-	-	(785,638)	(785,638)

Balance, September 30, 2000	10,315,555	2,440,197	-	-	(2,412,713)	27,484

…/Cont’d.

FIRELIGHT CORPORATION

Continued

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the years ended September 30, 2002, 2001 and 2000

 (Stated in Canadian Dollars)

				Equity
	Common Stock			Component	(Restated	(Restated
	Issued		Share	of Loans	– Note 12)	– Note 12)
	Shares	Amount	Subscriptions	Payable	Deficit	Total
Balance, September 30, 2000 (forward)	10,315,555	2,440,197	-	-	(2,412,713)	27,484
Issuance of shares for cash pursuant to the exercise of share purchase options – at $0.27	441,000	119,070	-	-	-	119,070
– at $0.36	25,000	9,000	-	-	-	9,000
Issuance of shares pursuant to a debt settlement agreement – at $0.45	300,000	135,000	-	-	-	135,000
Share subscriptions	-	-	175,000	-	-	175,000
Equity component of loans payable
– Share purchase warrants	-	-	-	10,700	-	10,700
Net loss for the year ended September 30, 2001	-	-	-	-	(778,587)	(778,587)

Balance, September 30, 2001	11,081,555	2,703,267	175,000	10,700	(3,191,300)	(302,333)

…/Cont’d.

FIRELIGHT CORPORATION

Continued

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the years ended September 30, 2002, 2001 and 2000

 (Stated in Canadian Dollars)

				Equity
	Common Stock			Component	(Restated	(Restated
	Issued		Share	of Loans	– Note 12)	– Note 12)
	Shares	Amount	Subscriptions	Payable	Deficit	Total
Balance, September 30, 2001 (forward)	11,081,555	2,703,267	175,000	10,700	(3,191,300)	(302,333)
Issuance of shares for cash pursuant to a private placement - at $0.30	102,000	30,600	-	-	-	30,600
- at $0.20	30,000	6,000	-	-	-	6,000
- at $0.25	100,000	25,000	-	-	-	25,000
Issuance of shares pursuant to a debt settlement agreement – at $0.30	300,000	90,000	-	-	-	90,000
– at $0.20	502,500	100,500	-	-	-	100,500
Issuance of shares pursuant to a contractual agreement – at $0.50	600,000	300,000	(175,000)	-	-	125,000
Issuance of shares pursuant to consulting agreements – at $0.44	107,200	47,168	-	-	-	47,168
Reclassify equity component of loans payable	-	-	-	(10,700)	-	(10,700)
Net loss for the year ended September 30, 2002	-	-	-	-	(348,028)	(348,028)

Balance, September 30, 2002	12,823,255	$ 3,302,535	$ -	$ -	$ (3,539,328)	$ (236,793)

FIRELIGHT CORPORATION

Schedule 1

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended September 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

			(Restated
			– Note 12)
	2002	2001	2000

Advertising and promotion	$ 31,379	$ 92,932	$ 8,219
Amortization	62,572	57,593	38,425
Bad debts	19,128	-	-
Bank charges, interest and loan fees – Note 8	47,742	39,735	2,737
Foreign exchange loss (gain)	(23,574)	11,287	(15,997)
Insurance	2,195	938	607
Interest on long–term debt	102	1,765	2,421
Investor relations	47,889	46,000	46,000
License, dues and transfer agent fees	10,254	18,826	13,145
Management and consulting fees	65,866	51,116	-
Office and sundry	5,472	5,382	2,591
Product development	10,226	1,149	59,858
Professional fees – Note 8	88,133	38,311	52,744
Rent	3,000	3,125	3,000
Retainer	257,078	253,501	-
Royalties – Note 8	-	73,750	539,593
Telephone and utilities	17,532	28,612	13,051
Travel	12,713	24,009	15,635

	$ 657,707	$ 748,031	$ 782,029

FIRELIGHT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002 and 2001

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company’s principal business activities consists of production and sales of golf instructional videos and equipment and production and sales of barbeques.  The Company’s shares are publicly traded on the TSX Venture Exchange.

These financial statements have been prepared on a going concern basis.  The Company has a working capital deficiency of $446,117 at September 30, 2002 and has accumulated $3,539,328 of losses since inception.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Business Corporations Act of Alberta on June 2, 1988 as Bluesky Industries Inc.  The Company changed its name on August 9, 1991 to Firelight Corporation.

Note 2

Summary of Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 17, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Principles of Consolidation

These consolidated financial statements include the accounts of Firelight Corporation and its wholly-owned subsidiaries, Firelight Leisure Corporation and True Golf Technologies Inc.  All inter-company transactions and balances have been eliminated.

(b)

Inventory

Inventory is recorded at the lower of average cost and net realizable value by management and consists of completed videos available for sale.

#

Note 2

Summary of Accounting Policies – (cont’d)

(c)

Capital Assts and Amortization

Capital assets are recorded at cost and amortization is provided for over the estimated useful lives using the declining balance method at the following annual rates:

Computer equipment

30%

Office furniture and equipment

20%

(d)

License Agreements and Amortization

License agreements are amortized on a straight-line basis over the term of the agreements.

(e)

Goodwill and Amortization

Goodwill arising on the acquisition of True Golf Technologies Inc. is amortized on a straight-line basis over five years.

(f)

Revenue Recognition

Revenue from merchandise sales, including delivery fees, is recognized when the related goods are delivered and title passes to customers.  Revenue from merchandise sales to certain retailers are recognized on a consignment basis, whereby the Company records the revenue upon receipt of payment from the retailer.  The retailer has the option to return unsold product within a specified period of time.  Revenue from royalties on sales is recognized as it is earned.  Deposits for royalties under minimum requirements of contracts received in the current period are classified as deferred income in the current liability section of the balance sheet.  These amounts will be drawn down and the actual royalties reported as income in the period that the sales are made to earn these royalties.

(g)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there was no difference in the calculation of basic and diluted LPS.

(h)

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and loans payable approximate fair value because of the short-term maturity of those instruments.  The fair value of due to related parties and long-term debt is also assumed to approximate carrying amount.  Unless otherwise noted, it is management’s opinion, that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

#

Note 2

Summary of Accounting Policies – (cont’d)

(i)

Foreign Currency Translation

Monetary assets and liability items in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the end of the year.  Other assets and liabilities and income and expense items are translated at the exchange rate prevailing at the respective transaction dates.  Translation gains and losses are included in earnings.

(j)

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income taxes assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(k)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Note 3

Capital Assets

		2002		2001
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$ 14,434	$ 7,930	$ 6,504	$ 5,800
Office furniture and equipment	2,231	1,881	350	436

	$ 16,665	$ 9,811	$ 6,854	$ 6,236

#

Note 4

Other Assets – Notes 9 and 13

		2002		2001
		Accumulated
		Amortization
		and
	Cost	Write-down	Net	Net
Goodwill	$ 15,137	$ 15,137	$ -	$ 3,143
Worldwide rights – campstove	377,500	217,063	160,437	179,312
Canadian and US rights – campstove	133,146	80,698	52,448	59,107
Other rights	4,239	1,556	2,683	4,096
Pros Incorporated rights	151,125	60,450	90,675	120,900

	681,147	374,904	306,243	366,558
Deferred development costs	129,731	-	129,731	241,198

	$ 810,878	$ 374,904	$ 435,974	$ 607,756

During the year ended September 30, 2001, the Company wrote–down the value of goodwill to its estimated fair value and during the year ended September 30, 2002 wrote off the balance of goodwill.

Deferred development costs relate to the production of golf instructional videos.  The costs are being matched to the sale of each video based on the expected overall sales of each type of video.  A total of $111,467 (2001:  $24,885) in development costs were expensed in the current year through cost of sales.

#

Note 5

Loans Payable – Notes 7 and 8

	2002	2001

Private loan of $90,000 from a company owned by a director and related family.  Secured by a specific security interest in Masters of Ultimate Golf Series of teaching videos of Golf instruction by Butch Harmon.  The loan is due on demand and bears interest at $1,350 per month.  The Company also granted 45,000 share purchase warrants to the lender exercisable at $0.50 per share.  These share purchase warrants expire the earlier of repayment of the debt in full or June 1, 2003.  The fair value of the equity component relating to the detachable share purchase warrants at September 30, 2001 was $9,450 and was included in shareholders’ deficiency.

	$ 110,860	$ 101,491

Private loan from spouse of a director, principal sum of $13,000 plus interest at 10% compounding semi-annually. No repayment terms.	21,693	22,426

Private loan of $10,000 from a company owned by a director and related family.  Secured by a specific security interest in Masters of Ultimate Golf Series teaching videos of Golf instruction by Butch Harmon.  The loan is due on demand and bears interest at $150 per month.  The Company also granted 5,000 share purchase warrants to the lender exercisable at $0.50 per share.  These share purchase warrants expire the earlier of repayment of the debt in full or June 1, 2003.  The fair value of the equity component relating to the detachable share purchase warrants at September 30, 2001 was $1,250 and was included in shareholders’ deficiency.

	10,540	10,757

Private loan from spouse of a director, principal sum of $7,000 to be paid when sales of Accumaster reach 10,000 units. An additional $7,000 due upon sale of the subsequent 10,000 units.	-	7,000

Private loan, principal sum of $27,386 plus interest at 7.5% compounded annually, secured by a specific security interest in Master of Ultimate Golf Series of teaching videos of Golf instruction by Butch Harmon.	-	29,196

	$ 143,093	$ 170,870

#

Note 6

Long-term Debt

	2002	2001
Hong Kong Bank of Canada, repayable in monthly amounts of $1,167, plus interest at prime plus 2.5% per annum compounded monthly and secured by a general security agreement.	$ -	$ 5,815

Less: current portion	-	5,815

	$ -	$ -

Note 7

Share Capital – Note 5

a)

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred non-voting shares without par value

b)

Escrow:

At September 30, 2002, 3,566,666 common shares are held in escrow, the release subject to the consent of the TSX Venture Exchange. These escrow shares will be released at the rate of one share for each $0.36 of cash flow generated by the Company. Any shares remaining in escrow on September 16, 2001 will be cancelled.

An application to extend the date of the escrow agreement was filed with the TSX Venture Exchange and these shares had not been cancelled at the date of the issuance of these financial statements.

c)

Commitments:

Stock-based Compensation Plan

At September 30, 2002, the Company has granted the directors and employees the option to purchase 1,002,000 common shares of the Company.  The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

#

Note 7

Share Capital – Note 5– (cont’d)

c)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of the status of the Company’s share purchase plans as at September 30, 2002 and 2001 and changes during the years ending on these dates is presented below:

	2002		2001
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Outstanding at beginning of the year	952,000	$0.35	953,000	$0.28
Granted	357,000	$0.20	495,000	$0.42
Exercised	-		(466,000)	$0.27
Forfeited	(307,000)	$0.30	-	-

Outstanding and exercisable at end of the year	1,002,000	$0.32	952,000	$0.35

The following summarizes stock options outstanding at September 30, 2002:

	Exercise	Expiry
Number	Price	Date
210,000	$0.44	February 22, 2003
100,000	$0.20	June 24, 2003
50,000	$0.20	January 9, 2004
157,000	$0.27	March 9, 2004
200,000	$0.27	March 9, 2005
235,000	$0.40	November 2, 2005
50,000	$0.20	January 9, 2007

1,002,000

#

Note 7

Share Capital – Note 5 – (cont’d)

c)

Commitments: – (cont’d)

Share Purchase Warrants

At September 30, 2002, there were 502,000 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
300,000	$0.55	January 15, 2003
152,000	$0.30	May 17, 2003
50,000	$0.50	Earlier of repayment of certain loans payable or June 1, 2003

502,000

Note 8

Related Party Transactions – Note 5

a)

During the year, the Company incurred the following expenses with a company with common directors:

	2002	2001	2000
Bank charges, interest and loan fees	$ 33,621	$ 25,032	$ -
Professional fees	2,500	-	-
Royalties	-	73,750	539,593

	$ 36,121	$ 98,782	$ 539,593

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

b)

The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

Note 9

Commitments – Note 8

a)

Assignment of Interests

Firelight Corporation has entered into various contracts on behalf of the Company and has assigned its rights to these contracts to its 100% owned subsidiary Firelight Leisure Corporation (“Firelight Leisure”).  Firelight Leisure will observe and perform the continuing obligations under those agreements.

#

Note 9

Commitments – Note 8 – (cont’d)

b)

Multivision Holdings Ltd.

Effective March 26, 1991, the Company signed a twenty year agreement with Multivision Holdings Ltd. (“Multivision”), a company with common directors, for the exclusive rights and license to manufacture, package, distribute and sell the “Firelight II” portable campstove and barbecue in any form, size or package world-wide.

The Company has agreed to pay the following amounts to Multivision:

i)

Licensing Royalty:

$3.50 per unit for the first 150,000 products sold and;

$2.75 per unit thereafter for each product sold.

i)

Griddle Royalty:

$1.00 for each adapter attachment related to the product sold.

iii)

Adapter Royalty:

$1.00 for each adapter attachment related to the product sold.

Under the initial agreement, the following sales performance goals, must be made by the Company:

1991	10,000 units
1992 and thereafter	25,000 units per year

Royalties will accrue and are payable on or before the 24th day of the month following the two-month period that the product was sold.

Effective January 1, 1994, the Company signed a twenty year agreement with Multivision for the exclusive rights and license to manufacture, package, distribute and sell the “Accu-Master” Golf Strike Indicator in any form, size or package world-wide.

The Company has agreed to pay the following amounts to Multivision:

i)

Licensing Royalty:

$0.10 per unit

i)

Manufacturing Premium:

$0.10 per unit on each product purchased from Multivision.

Under the initial agreement, the following sales performance goals, must be made by the Company:

#

Note 9

Commitments – Note 8 – (cont’d)

b)

Multivision Holdings Ltd. – (cont’d)

i)

Manufacturing Premium: – (cont’d)

1994	20,000 units
1995 and thereafter	50,000 units per year

Royalties will accrue and are payable on or before the 24th day of the month following the two-month period that the product was sold.

The royalties have been waived by Multivision Holdings Ltd. for the current year for both of the above contracts.

c)

Pros Incorporated

The Company has entered into a five year and four month agreement with Pros Incorporated granting the Company the exclusive world-wide rights to use Butch Harmon’s name and likeness in the production and distribution of instructional golf videos.  The agreement calls for payments as follows:

i)

annual retainer of US$100,000 to be paid in quarterly instalments;

ii)

issuing 200,000 common shares of the Company at $0.50 per share on January 15 of each contract year, the first to be issued on the signing of this agreement;  and

iii)

royalties on the sale of videos which include his likeness at a rate of US$0.75 on sales over 50,000 copies and US$1.25 on sales over 100,000 copies.

All products developed are the property of Butch Harmon, and unsold inventory and master tapes will be turned over to him upon termination of the agreement.  The agreement shall expire in December 2005, unless the option is exercised to extend by one year.

d)

The Golf Digest

The Company has entered into a two-year marketing agreement with Golf Digest Companies.  The agreement calls for Golf Digest to place advertisements for the videos in exchange for a royalty based on sales.  The agreement shall expire in June 2003, unless renewed for a subsequent year.

Note 10

Contingent Liability

A demand for payment had been filed by a vendor against the Company for incidents which arose in the ordinary course of business.  The Company disputes the demand on the basis that the contract was not fulfilled and does not plan to pay the requested amount.  The outcome of the dispute is not determinable and the amount of the contingent liability is up to US$45,000.

#

Note 11

Corporation Income Taxes Loss Carryforward

The Company has accumulated non-capital losses totalling $2,359,312, which can be used to offset taxable income of future years.  The losses expire as follows:

2004	$ 349,883
2005	179,338
2006	309,431
2007	762,969
2008	442,931
2009	314,760

$ 2,359,312

The significant components of the Company’s future income tax assets are as follows:

	2002	2001
Non-capital losses	$ 943,724	$ 1,003,556
Less: valuation allowance	(943,724)	(1,003,556)

	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is not more-likely-than-not that sufficient taxable income will be realized during the carrying-forward periods to utilize all future tax assets.

Note 12

Prior Period Restatement

The September 30, 2000 figures have been restated to reflect unrecorded expenses paid or accrued by related parties.  The effect on these financial statements are as follows:

Increase:	2000
Accounts payable	$ 4,800
Due torelated parties	$ 88,794
Loans payable	$ 1,891
Deficit	$ 47,594
Bank charges, interest and loan fees	$ 1,891
Investor relations	$ 46,000

Note 13

Economic Dependence – Note 9

The Company has exclusive agreements to produce and distribute videos bearing the likeness of Butch Harmon.

The Company has exclusive licensing agreement to sell the “Firelight II” portable campstove and barbecue and the “Accu-master” Golf Strike Indicator world–wide.

The Company is economically dependant on the sales of these products for the continuance of its operations.

Note 14

Segmented Information

The Company’s principal business activities are the production and sale of golf instructional videos and equipment and production and sales of barbeques.  During the year ended September 30, 2002, the Company began selling golf videos and equipment to Canada and Japan.  In previous years, substantially all of the sales of these products were to the United States.  Information concerning the Company’s business segments on an industry and geographic basis is as follows:

			(Restated
			– Note 12)
	2002	2001	2000
Revenue
Golf videos and equipment
United States	$ 840,252	$ 460,493	$ 78,493
Canada	57,255	-	-
Japan	196,832	-	-
Barbeques	-	-	2,083
Corporate/head office	112	10,153	56,597

	$ 1,094,451	$ 470,646	$ 137,173

Operating loss before other items
Golf videos and equipment	$ (273,165)	$ (104,840)	$ (148,042)
Barbeques	(25,534)	(94,277)	(546,880)
Corporate/head office	(49,329)	(354,727)	(90,716)

	$ (348,028)	$ (553,844)	$ (785,638)

Amortizaton of capital and other assets
Golf videos and equipment	$ 33,368	$ 30,373	$ 11,999
Barbeques	25,534	25,527	25,228
Corporate/head office	3,670	1,693	1,198

	$ 62,572	$ 57,593	$ 38,425

Identifiable assets
Golf videos and equipment	$ 452,358	$ 409,785	$ 309,275
Barbeques	212,885	238,338	263,864
Corporate/head office	9,537	98,109	44,852

	$ 674,780	$ 746,232	$ 617,991

Capital expenditures
Golf videos and equipment	$ -	$ 340,144	$ 34,418
Barbeques	-	-	-
Corporate/head office	2,875	4,216	1,396

	$ 2,875	$ 344,360	$ 35,814

#

Note 15

Subsequent Event

Subsequent to September 30, 2002, the Company granted to a director the option to purchase 180,000 common shares of the Company at $0.20 per share. This transaction is subject to regulatory approval.

Note 16

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

Note 17

Differences Between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a)

Business Acquisition

Under accounting principles generally accepted in Canada (“Canadian GAAP”), transfers of business under common control are measured at the exchange amount which was based on a fair value of the Company of $240,000.  This resulted in goodwill of $239,880.  Under accounting principles generally accepted in the United States (“US GAAP”), transfers of entities under common control are accounted for at historical cost.  The historical cost of capital stock acquired of True Golf Technologies Inc. was $600.  As a result, an adjustment is required under US GAAP to reduce the amount of goodwill recorded to $480 and associated amortization and write-down of goodwill for the years ended September 30, 2002, 2001 and 2000.

b)

Deferred Development Costs

Under Canadian GAAP, development costs may be deferred and amortized to the extent they meet certain criteria.  Under US GAAP development costs must be expensed as incurred.  Therefore, an additional development expense is required under US GAAP.

c)

Earnings Per Share

Under Canadian GAAP, escrowed common shares are included in the calculation of loss per share.  Under US GAAP, escrowed common shares are excluded in the calculation of loss per share.  The 3,566,666 (2001:  3,566,666;  2000:  3,566,666) escrowed common shares have been excluded for reporting basic and diluted loss per share on a US GAAP basis.

#

Note 17

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

Stock-based Compensation

The Company measures compensation expense relating to employee stock option plans for US GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially difference from compensation expense as determined under Canadian GAAP.  Pursuant to SFAS No. 123, the compensation charge associated with consultants’ options and warrants has been recorded for US GAAP purposes using the fair value method.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	129%-136%	171%–133%	91%–186%
Risk-free interest rate	1.8%	5%	5%
Expected term in years	1-2	2-5	2-5

The weighted average fair value at the date of the grant of the consultants’ options and warrants granted were as follows:

Weighted average fair value	$ 0.17	$ 0.20	$ 0.14
Total options and warrants granted	207,000	57,000	280,000
Total fair value of options and warrants granted
Share purchase options	$ 35,700	$ -	$ 38,400
Share purchase warrants	-	11,400	-

	$ 35,700	$ 11,400	$ 38,400

e)

New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 17

Differences Between Canadian and United States Accounting Principles – (cont’d)

a)

The impact of the above on the financial statements for the fiscal years ended September 30 are as follows:

	2002	2001	2000
Net loss for the year per Canadian GAAP	$ (348,028)	$ (778,587)	$(785,638)
Amortization of goodwill	3,143	-	11,994
Deferred development costs expensed	111,467	24,885	-
Write-down of goodwill	-	224,743	(480)
Deferred development costs	-	(159,895)	(81,303)
Non-cash compensation charges	(35,700)	(11,400)	(38,400)

Net loss for the year per US GAAP	$ (269,118)	$ (700,254)	$ (893,827)

Basic and diluted loss per share per US GAAP	$ (0.03)	$ (0.09)	$ (0.16)

Weighted average number of shares outstanding per US GAAP	8,667,901	7,395,471	5,649,970

Balance Sheets	2002	2001
Total assets per Canadian GAAP	$ 674,780	$ 746,232
Deferred development cost	(129,731)	(241,198)
Goodwill	-	(3,143)

Total assets per US GAAP	$ 545,049	$ 501,891

Total liabilities per Canadian and US GAAP	$ 911,573	$ 1,048,565

	2002	2001	2000
Shareholders’ Deficiency
Deficit, end of the year, per Canadian GAAP	$ (3,539,328)	$ (3,191,300)	$ (2,412,713)
Non-cash Compensation	(107,200)	(71,500)	(60,100)
Amortization of Goodwill	15,137	11,994	11,994
Goodwill	224,263	224,263	(480)
Deferred development costs	(241,198)	(266,083)	(81,303)
Deferred development expensed	111,467	24,885	-

Deficit, end of the year, per US GAAP	(3,536,859)	(3,267,741)	(2,542,602)

#

Note 17

Differences Between Canadian and United States Accounting Principles – (cont’d)

a)

- (cont’d)

	2002	2001	2000
Share capital per Canadian GAAP	3,302,535	2,703,267	2,440,197
Write-down acquisition to cost	(239,400)	(239,400)	(239,400)

Share capital per US GAAP	3,063,135	2,463,867	2,200,797

Additional paid-in capital	107,200	71,500	60,100
Share subscriptions	-	175,000	-
Equity component of loans payable	-	10,700	-

Shareholders’ deficiency per US GAAP	$ (366,524)	$ (546,674)	$ (281,705)

	2002	2001	2000
Cash Flows
Cash flows used in operating activities per Canadian GAAP	$(48,894)	$(43,248)	$(144,999)
Development costs expensed	-	(184,780)	(34,418)

Cash flows used in operating activities per US GAAP	(48,894)	(228,028)	(179,417)

Cash flows provided by financing activities per Canadian and US GAAP	38,105	430,085	178,300

Cash flows provided by (used in) investing activities per Canadian GAAP	(2,875)	(344,360)	(35,814)
Development costs	-	184,780	34,418

Cash flows used in investing activities per US GAAP	(2,875)	(159,580)	(1,396)

Increase (decrease) in cash per US GAAP	$(13,664)	$ 42,477	$(2,513)

CERTIFICATION

I, Norman Hope, the President of Firelight Corporation, certify that:

1.   I have reviewed this Annual Report of Firelight on Form 20-F; and

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made,  in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report; and

3.   Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of Firelight as of, and for, the periods presented in the report.

Dated March 31, 2003                       Signed:  /s/ Norman Hope

                                                                     Norman Hope,

                                                                     President

CERTIFICATION

I, Roy McDonald, the Secretary-Treasurer of Firelight Corporation, certify that:

1.   I have reviewed this Annual Report of Firelight on Form 20-F; and

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made,  in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report; and

3.   Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of Firelight as of, and for, the periods presented in the report.

Dated:  March 28, 2003                  Signed /s/ Roy McDonald

                                                               Roy McDonald

                                                             Secretary-Treasurer

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Firelight Corporation

Registrant

Dated March 31, 2003         Signed: /s/ Roy McDonald

                              Roy McDonald, Director

#